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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Care.com, Inc.
(Name of Subject Company)

Care.com, Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share ("Common Stock")
Series A Convertible Preferred Stock, $0.001 par value per share ("Preferred Stock")
(Title of Class of Securities)

141633107 (Common Stock)
None (Preferred Stock)
(CUSIP Number of Class of Securities)

Melanie Goins
General Counsel and Corporate Secretary
Care.com, Inc.
77 Fourth Avenue, Fifth Floor
Waltham, MA 02451
(781) 642-5900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

John H. Chory
Bradley C. Faris
Susan L. Mazur
Latham & Watkins LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116
(617) 880-4500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

        (a)    Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Care.com, Inc., a Delaware corporation ("Care.com"). Care.com's principal executive offices are located at 77 Fourth Avenue, Fifth Floor, Waltham, MA 02451 and its telephone number is (781) 642-5900. In this Schedule 14D-9, "we," "us," "our," "Company" and "Care.com" refer to Care.com.

        (b)    Securities.    The titles of the classes of equity securities to which this Schedule 14D-9 relates are Care.com's common stock, par value $0.001 per share ("Common Stock," and the shares of Common Stock being referred to as the "Common Shares"), and Care.com's Series A Convertible Preferred Stock, par value $0.001 per share ("Preferred Stock," and the shares of Preferred Stock being referred to as the "Preferred Shares"). The Common Shares and the Preferred Shares are referred to, collectively, as the "Shares." As of January 9, 2020, there were (i) 33,288,814 Common Shares issued and outstanding, (ii) 46,350 Preferred Shares issued and outstanding, (iii) 2,938,619 Common Shares subject to issuance pursuant to granted and outstanding options to purchase Common Shares (the "Care.com Options"), (iv) 1,435,859 Common Shares subject to issuance in settlement of outstanding restricted stock unit awards that are subject solely to service-based vesting conditions (including any restricted stock units that were subject, in whole or in part, to performance-based vesting conditions as of the applicable grant date, but that are solely subject to service-based vesting conditions as of immediately prior to the Effective Time) and that are outstanding immediately prior to the Effective Time (the "Time-Based Care.com RSUs"), and (v) 535,383 Common Shares subject to outstanding restricted stock units that are subject, in whole or in part, to performance-based vesting conditions (the "Care.com PSUs" and, together with the Time-Based Care.com RSUs, the "Care.com RSUs").

Item 2.    Identity and Background of Filing Person.

        (a)    Name and Address.    The name, business address and business telephone number of Care.com, which is the subject company and the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information—Name and Address" above. Care.com's website address is www.care.com. The information on Care.com's website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

        (b)    Tender Offer.    This Schedule 14D-9 relates to the tender offer (the "Offer") by Buzz Merger Sub Inc., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of IAC/InterActiveCorp, a Delaware corporation ("IAC"), to purchase (i) all of the outstanding Common Shares at a purchase price of $15.00 per Common Share (the "Common Share Offer Price") and (ii) all of the outstanding Preferred Shares at (x) 150% of the Liquidation Preference per share, as specified in the Certificate of Designations for the Preferred Shares (the "Certificate of Designations"), plus (y) Accrued and Unpaid Dividends payable in respect of such Preferred Shares, as specified in the Certificate of Designations, in the case of clauses (x) and (y), calculated as of and including the expiration date for the Offer, pursuant to the terms of the Certificate of Designations (the "Preferred Share Offer Price" and the Common Share Offer Price and the Preferred Share Officer Price collectively, the "Offer Price"), in each case, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2020 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal").

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2019 (together with any amendments or supplements thereto, the "Merger Agreement"), by and among IAC, Merger Sub and Care.com, pursuant to which, after the expiration date of the Offer, when Merger Sub accepts for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the "Acceptance Time"), and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Care.com, without a meeting of Care.com's stockholders in accordance with Section 251(h) of the Delaware General Corporation Law (the "DGCL"), with Care.com continuing as the surviving corporation and a wholly-owned subsidiary of IAC (such corporation, the "Surviving Corporation" and such merger, the "Merger").

        At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to such time (other than any (i) Shares held in the treasury of the Company, (ii) Shares that at the commencement of the Offer were owned by IAC or Merger Sub, or any direct or indirect wholly-owned subsidiaries of Parent or Purchaser, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by the Company stockholders who properly demand and perfect appraisal rights under Delaware law, which will be cancelled and for which no payment will be delivered) will be converted into the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration").

        The Offer to Purchase and the Letter of Transmittal are being mailed to Care.com stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the "SEC") on January 13, 2020 by IAC (together with any amendments and supplements thereto, the "Schedule TO").

        According to the Offer to Purchase, the principal office address of each of IAC and Merger Sub is 555 West 18th Street, New York, New York 10011, and the telephone number of each is (212) 314-7300.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Care.com or any of its affiliates, on the one hand, and (ii)(x) any of Care.com's executive officers, directors or affiliates, or (y) IAC, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Care.com and IAC.

Merger Agreement

        On December 20, 2019, Care.com, IAC and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—"Purpose of the Offer and Plans for Care.com; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement" of the Offer to Purchase are incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement and the Offer to Purchase, which are filed as Exhibits (e)(1) and (a)(1)(A) hereto and are incorporated herein by reference.

        The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of the material provisions of the Merger Agreement contained in Section 11—"Purpose of the Offer and Plans for Care.com; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement" of the Offer to Purchase are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Care.com to IAC in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Care.com at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Care.com in Care.com's public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Care.com's public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Care.com, IAC, Merger Sub, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Care.com's other public filings.

Confidentiality Agreement

        On October 14, 2019, IAC and Care.com entered into a confidentiality agreement, which was amended on November 24, 2019 (as amended, the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, IAC and Care.com agreed that, subject to certain exceptions, both parties would keep all information relating, directly or indirectly, to the disclosing party or its business (as defined in greater detail in the Confidentiality Agreement, the "Evaluation Material") confidential and would not disclose any Evaluation Material (except as permitted in accordance with the terms of the Confidentiality Agreement) and would not use any Evaluation Material other than in connection with the evaluation, negotiation and consummation of a possible transaction between Care.com and IAC.

        The Confidentiality Agreement contains a non-solicitation provision which, for a period of 12 months from the date of the Confidentiality Agreement, prohibits IAC and any of its controlled affiliates who receive Evaluation Material and are acting on IAC's behalf from, directly or indirectly, soliciting to employ any of the officers or management-level employees of Care.com with whom IAC had personal contact during its evaluation of a possible transaction, without the prior written consent of Care.com. The Confidentiality Agreement also requires IAC and its affiliates that receive Evaluation Material to abide by customary standstill restrictions for a period of one year, which standstill restrictions automatically terminate prior to the expiration of the one year term in certain situations. The Confidentiality Agreement terminates on October 14, 2021, but each party's obligation with respect to any Evaluation Material retained will survive the termination of the Confidentiality Agreement.

        This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Support Agreements

        Concurrently with entering into the Merger Agreement, IAC and Merger Sub entered into separate Support Agreements, each dated as of December 20, 2019 (together, the "Support

Agreements"), with each of (a) Sheila Lirio Marcelo, the Founder, Chairwoman of the Care.com Board and Chief Executive Officer of Care.com, and The Sheila L. Marcelo 2012 Family Trust; (b) CapitalG LP; and (c) Tenzing Global Management LLC and Tenzing Global Investors Fund I LP (each a "Supporting Stockholder"). The Supporting Stockholders collectively beneficially owned, in the aggregate, 4,100,500 Common Shares and 46,350 which represented, as of January 9, 2020, approximately 24% of the voting power represented by the outstanding Common Shares and Preferred Shares (voting on an as-converted basis in accordance with the Certificate of Designations for the Preferred Shares).

        The Support Agreements provide that, no later than ten business days after the commencement of the Offer, each Supporting Stockholder will tender in the Offer, and not withdraw, all outstanding Common Shares and/or Preferred Shares, as applicable, such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the date of the Support Agreement or of which such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) after such date (collectively such shares, the "Covered Company Shares").

        The Support Agreements terminate upon the earliest of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the Supporting Stockholders to IAC and Merger Sub following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the Merger Consideration, (c) a change in the recommendation of the board of directors of Care.com (the "Care.com Board") in accordance with the terms and conditions of the Merger Agreement effected by the Care.com Board or any authorized committee thereof and (d) the Effective Time.

        During the period from December 20, 2019 until the termination of the Support Agreements as described in the previous paragraph, the Supporting Stockholders also agreed to vote their Shares against certain alternative corporate transactions (as more fully described in the Support Agreements).

        This summary and description of the Support Agreements is qualified in its entirety by reference to the form of Support Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Arrangements between Care.com and its Executive Officers and Directors.

        Care.com's executive officers and the members of the Care.com Board may have certain interests in the Offer and the Merger and related transactions that are different from or in addition to those of Care.com's stockholders generally. In considering the recommendations of the Care.com Board, including that you tender your Shares into the Offer, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the Merger Agreement and the transactions contemplated thereby, the Care.com Board was aware of these interests and considered them, along with other matters described below in "Item 4. The Solicitation or Recommendation—Background of Offer and Merger" and "Item 4. The Solicitation or Recommendation—Reasons for Recommendation."

Consideration for Shares Tendered Pursuant to the Offer

        If the directors and executive officers of Care.com who own Common Shares tender those Common Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of Care.com. As of January 9, 2020, the directors and executive officers of the Company beneficially owned, in the aggregate, 6,098,235 Common Shares (excluding Common Shares underlying Care.com Options, Time-Based Care.com RSUs, and Care.com PSUs). If the directors and executive officers were to tender all of such Common Shares pursuant to the Offer and those Common Shares were accepted for purchase and purchased by Merger Sub, the directors and executive officers would receive an aggregate of $91,473,525 in cash, without interest and subject to any required withholding taxes. For a description of the treatment of Care.com Options, Time-Based Care.com RSUs and Care.com PSUs held by the directors and executive officers of Care.com, see "—Treatment of Care.com Equity Awards" below.

        The following table sets forth, as of January 9, 2020, the cash consideration that each director and executive officer would be entitled to receive in respect of outstanding Common Shares beneficially owned by him or her (excluding Common Shares underlying Care.com Options, Time-Based Care.com RSUs and Care.com PSUs), assuming such individual were to tender all of his or her outstanding Common Shares pursuant to the Offer and those Common Shares were accepted for purchase and purchased by Merger Sub. None of Care.com's executive officers or directors holds any Preferred Shares. Care.com's directors and executive officers may continue to engage in transactions involving Common Shares prior to the Acceptance Time.

Name	Common Shares (#)	Consideration Payable for Common Shares ($)
Executive Officers
Sheila Lirio Marcelo(1)	1,530,500	$22,957,500
David Krupinski	159,737	$2,396,055
Melanie Goins	18,700	$280,500
Michael Goss	8,345	$125,175
Directors
George Bell	50,942	$764,130
Marla Blow	1,128	$16,920
Clark K. Ervin	—	$—
William H. Harris	7,534	$113,010
Chet Kapoor(2)	2,570,000	$38,550,000
Duncan Robertson	31,199	$467,985
Dan Yoo	13,028	$195,420

(1)
Consists of (a) 1,254,178 Common Shares held directly by Ms. Marcelo and (b) 276,322 Common Shares held by The Sheila L. Marcelo 2012 Family Trust, of which Ms. Marcelo is the trustee.

(2)
Consists of Common Shares held indirectly through funds managed by Tenzing Global Management.

Treatment of Care.com Equity Awards

        Care.com Options.    Effective as of five (5) business days prior to, and conditional upon the occurrence of, the Effective Time, each holder of any vested or unvested Care.com Option that qualifies as an incentive stock option within the meaning of Section 422(b) of the Internal Revenue Code will be entitled to exercise such Care.com Option in full by providing Care.com with a notice of exercise and full payment of the applicable exercise price in accordance with and subject to the terms of the applicable Care.com equity plan and award agreement. At the Effective Time, each Care.com Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any required tax withholding, equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Common Share of such Care.com Option, multiplied by (ii) the number of Common Shares subject to such Care.com Option immediately prior to the Effective Time. Any Care.com Option that has an exercise price per Share that equals or exceeds the Merger Consideration will be cancelled for no consideration.

        Care.com RSUs.    At the Effective Time, each Care.com RSU that is a Time-Based Care.com RSU and that is outstanding immediately prior to the Effective Time will fully vest and be cancelled and converted into the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to (i) the Merger Consideration for the Common Shares, multiplied by (ii) the number of Common Shares subject to the award of Time-Based Care.com RSUs immediately prior to the Effective Time. Each Care.com RSU that is not a Time-Based Care.com RSU will be cancelled for no consideration prior to the Effective Time in accordance with the terms of the applicable award, including all Care.com PSUs.

        The table below sets forth the number of Common Shares underlying vested and unvested Care.com Options and unvested Time-Based Care.com RSUs held by each director and executive officer as of January 9, 2020 and the cash consideration payable in respect of such vested and unvested Care.com Options and unvested Time-Based Care.com RSUs at the Effective Time (assuming, solely for purposes of the table below, that no Care.com Options are exercised and that no unvested Care.com Options or Time-Based Care.com RSUs become vested prior to the Effective Time).

Name	Common Shares underlying Vested Care.com Options (#)	Consideration Payable for Vested Care.com Options ($)	Common Shares underlying Unvested Care.com Options (#)	Consideration Payable for Unvested Care.com Options ($)	Common Shares underlying Unvested Time-Based Care.com RSUs (#)	Consideration Payable for Unvested Time-Based Care.com RSUs ($)
Executive Officers
Sheila Lirio Marcelo	1,311,225	$11,204,846	63,247	$282,034	120,712	$1,810,680
David Krupinski	143,450	$727,845	5,830	$48,389	26,300	$394,500
Melanie Goins	—	—	—	—	30,610	$459,150
Michael Goss	7,481	$47,145	4,685	$20,200	35,584	$533,760
Directors
George Bell	—	—	—	—	19,981	$299,715
Marla Blow	—	—	—	—	8,493	$127,395
Clark K. Ervin	—	—	—	—	6,423	$96,345
William H. Harris	—	—	—	—	8,493	$127,395
Chet Kapoor	—	—	—	—	—	—
Duncan Robertson	69,968	$459,326	7,028	$30,301	17,880	$268,200
Dan Yoo	1,725	—	1,726	—	8,838	$132,570

Severance Arrangements with Executive Officers

        Care.com has entered into a transition agreement and executive severance agreement with Sheila Lirio Marcelo, Care.com's Chief Executive Officer (the "Marcelo Agreements"), and executive severance agreements with each of David Krupinski, Care.com's Chief Technology Officer, and Melanie Goins, Care.com's General Counsel & Corporate Secretary, which provide for severance payments and benefits in the event of a termination of the executive officer's employment by the Company without cause or a resignation by the executive officer for good reason (a "qualifying termination"), as these terms are defined in the respective agreements. For Ms. Marcelo, good reason includes her resignation from the role of Chief Executive Officer and transition to Executive Chairwoman, as further described below.

        Additionally, prior to the Effective Time, Care.com intends to enter into an executive severance agreement with Michael Goss, Care.com's acting Chief Financial Officer, which will provide for severance payments and benefits in the event of his qualifying termination.

  Marcelo Transition Agreement and Executive Severance Agreement

        Under the terms of the Marcelo Agreements, upon a qualifying termination, Ms. Marcelo is eligible to receive (a) cash payments totaling $1,455,000 (the "cash severance amount"), which represent continued payment of base salary of $485,000 for a period of 24 months and payment of an annual target bonus amount equal to $485,000, (b) payment of continued healthcare insurance premiums for a period of up to 18 months and (c) immediate vesting of any time-based equity awards that are scheduled to vest during the 12 months following the qualifying termination. Ms. Marcelo's executive severance agreement includes the following additional benefits in the event of a qualifying termination within three months prior to or 18 months following a change of control: (a) immediate vesting of all outstanding time-based equity awards and (b) an extension of the period during which she is entitled to payment of continued health benefit premiums by six months, to an aggregate maximum of 24 months. The Merger will constitute a change of control for purposes of Ms. Marcelo's executive severance agreement. In the event that Ms. Marcelo's employment is terminated by reason of her death or disability, her executive severance agreement provides that, in lieu of the above payments and benefits, she or her estate is entitled to receive (a) continued payment of her then-current base salary for a period of six months and (b) payment of continued health benefit premiums for a period of up to six months.

        Ms. Marcelo's cash severance amount will be paid as follows: (i) a cash lump sum payment on the 60th day following Ms. Marcelo's separation from service for purposes of Section 409A of the Internal Revenue Code (the "initial severance payment") equal to (A) $560,000 plus (B) an amount equal to 200% of the base salary payments that Ms. Marcelo would have otherwise received, as determined in accordance with Care.com's ordinary payroll practices, during the two and one-half months following the date her separation from service occurs (the "initial severance payment period"); (ii) a cash lump sum payment on the day after the day that is six months following her separation from service (the "second severance payment") equal to 200% of the base salary payments that Ms. Marcelo would have otherwise received, as determined in accordance with the Company's ordinary payroll practices, during the period commencing on the first day after expiration of the initial severance payment period and ending on the date that is six months following her separation from service; and (iii) a cash payment equal to $1,455,000 less the sum of the initial severance payment and the second severance payment, which will be payable in installments in accordance with the Company's ordinary payroll practices on the earliest dates permitted under Section 409A of the Internal Revenue Code.

        In addition, the transition agreement between the Company and Ms. Marcelo provides for her resignation as President and Chief Executive Officer of the Company effective as of the date her successor in the role of Chief Executive Officer of the Company commences employment and for her acceptance, as a part-time employee, of the role of Executive Chairwoman of the Company for up to a one-year term following the date of her resignation as Chief Executive Officer. The transition agreement further provides that Ms. Marcelo's annual base salary will be $250,000 while serving as Executive Chairwoman and, upon her appointment as Executive Chairwoman, for the award of a number of Time-Based Care.com RSUs equal to the quotient obtained by dividing $200,000 by the 30-day trailing average closing price per Share immediately preceding the date of grant (the "Executive Chair RSUs"). If (i) the Company terminates Ms. Marcelo's employment as Executive Chairwoman without cause prior to expiration of the first anniversary of the effective date of her appointment as Executive Chairwoman, (ii) the Care.com Board fails to nominate Ms. Marcelo for reelection to the Care.com Board at the Company's 2020 meeting of stockholders, (iii) the stockholders fail to reelect Ms. Marcelo to the Care.com Board at such meeting or (iv) Ms. Marcelo otherwise undergoes a qualifying termination from the Executive Chairwoman role, Ms. Marcelo is entitled to receive an amount in cash equal to $250,000 less the amount of base salary earned by Ms. Marcelo as Executive Chairwoman through the date of her qualifying termination and vesting of any outstanding, unvested Executive Chair RSUs.

        The foregoing severance payments and benefits for Ms. Marcelo are subject to Ms. Marcelo's continued compliance with restrictive covenants and her execution and non-revocation of a general release of claims in favor of Care.com and its affiliates. Ms. Marcelo is subject to confidentiality, non-compete and non-solicit covenants pursuant to which she has agreed to refrain from disclosing Care.com's proprietary information in perpetuity and from competing with Care.com or soliciting Care.com's clients, customers or employees for a period of 24 months following termination of her employment. The severance payments and benefits for Ms. Marcelo are also subject to reduction to the extent necessary to avoid application of Section 280G of the Internal Revenue Code if the reduction results in Ms. Marcelo's retaining a greater amount of benefits on an after-tax basis.

        For an estimate of the value of the payments and benefits described above that would be payable to Ms. Marcelo under the Marcelo Agreements in connection with a qualifying termination following the Merger, see "—Quantification of Payments and Benefits to Care.com's Named Executive Officers" below.

  Executive Severance Agreements—Krupinski, Goins and Goss

        Under the terms of the executive severance agreements with Mr. Krupinski and Ms. Goins, upon a qualifying termination, each executive is eligible to receive (a) his or her then-current base salary for a period of 12 months, payable in accordance with the Company's ordinary payroll practices, (b) the greater of (i) one-half of his or her then-current annual target bonus amount and (ii) a pro-rata portion of the then-current target bonus, based on the date of the qualifying termination, paid in equal installments over a period of 12 months following the qualifying termination in accordance with the Company's ordinary payroll practices and (c) payment of continued healthcare insurance premiums for a period of up to 12 months. Under the terms of the contemplated executive severance agreement with Mr. Goss, upon a qualifying termination, he will be eligible to receive (a) continued payment of his then-current base salary for a period of six months following the qualifying termination, payable in accordance with the Company's ordinary payroll practices and (b) payment of continued healthcare insurance premiums for a period of up to six months. In addition, upon a qualifying termination, each executive officer will be entitled to receive accrued and earned, but unpaid, remuneration due to the executive officer through the date of his or her qualifying termination, including, without limitation, earned but unpaid salary, accrued but unpaid time off, other amounts or benefits under our employee benefit plans, programs or arrangements and earned but unpaid annual bonus for the year immediately prior to the qualifying termination.

        The foregoing severance payments and benefits for each executive officer are subject to the executive officer's continued compliance with restrictive covenants and the executive officer's execution and non-revocation of a general release of claims in favor of Care.com and its affiliates. Each executive officer is subject to confidentiality, non-compete and non-solicit covenants pursuant to which the executive officer has agreed to refrain from disclosing Care.com's proprietary information in perpetuity and from competing with Care.com or soliciting Care.com's clients, customers or employees for a period of 24 months (12 months, in the case of Mr. Goss) following termination of the executive officer's employment. The severance payments and benefits for each executive officer are also subject to reduction to the extent necessary to avoid application of Section 280G of the Internal Revenue Code if the reduction results in the executive officer's retaining a greater amount of benefits on an after-tax basis.

        For an estimate of the value of the payments and benefits described above that would be payable to Mr. Krupinski under his executive severance agreement in connection with a qualifying termination following the Merger, see "—Quantification of Payments and Benefits to Care.com's Named Executive Officers" below.

        The estimated amounts that would be payable to Ms. Goins and Mr. Goss under their respective executive severance agreements if the Effective Time and the executive officer's qualifying termination were to occur on January 9, 2020 are as follows:

Name	Cash Severance ($)	Prorated Annual Bonus ($)		Perquisites/ Benefits ($)(2)	Total ($)(3)
Melanie Goins	$285,000	$71,250	(1)	—	$356,250
Michael Goss	$142,500	—		$8,834	$151,334

(1)
Reflects 50% of Ms. Goins' target bonus.

(2)
The amount in the table is the estimated value of the health insurance premium subsidy for Mr. Goss and his eligible dependents for six months following termination of employment. Ms. Goins does not participate in the Company's health plan.

(3)
The executive severance agreements with each of Ms. Goins and Mr. Goss provide or are expected to provide for a reduction in the named executive officer's severance payments and benefits to the extent necessary to avoid application of Section 280G of the Internal Revenue Code if the reduction results in the executive officer retaining a greater amount of severance payments and benefits on an after-tax basis. The Company has assumed no such reduction would occur. To avoid duplication, the value of accelerated vesting of Care.com equity awards is not shown. Refer to "—Treatment of Care.com Equity Awards" above for the value of these awards in the Merger.

        The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the text of the applicable agreements, which are filed as Exhibits (e)(4), (e)(6), (e)(7) and (e)(11) to this Schedule 14D-9 and incorporated herein by reference.

Goss Cash Transition Incentive Award

        Pursuant to Mr. Goss' offer letter, Mr. Goss is eligible to receive a cash transition incentive award in an amount up to $100,000, with the first 50% payable upon the date a permanent chief financial officer signs an offer letter with Care.com and, unless he is the permanent chief financial officer, the remaining 50% payable upon the 90th day following the start date of the permanent chief financial officer, in each case, subject to Mr. Goss' continued employment through such payment date.

Retention Bonus Agreements with Certain Executive Officers

        In connection with the Merger Agreement, Care.com expects to enter into retention bonus agreements with each of Mr. Krupinski, Ms. Goins and Mr. Goss. The retention bonus agreements will provide for cash retention bonus awards that vest and become payable 50% upon the closing of the Merger and 50% on the date that is six months following the closing of the Merger, in each case, subject to the executive officer's continued service with Care.com or one of its subsidiaries through the applicable vesting date; provided, however, that such cash retention award will become fully vested and payable upon an executive officer's involuntary termination of employment subject to the executive officer's execution and nonrevocation of a release of claims in favor of Care.com and its affiliates. The retention bonus awards for the executive officers are as follows:

Name	Retention Cash Award
Sheila Lirio Marcelo	—
David Krupinski	$145,000
Melanie Goins	142,500
Michael Goss	$114,000

        The foregoing description does not purport to be complete and is qualified in its entirety by reference to the text of the applicable agreement, which is filed as Exhibit (e)(12) to this Schedule 14D-9 and incorporated herein by reference.

New Employment Arrangements

        As of the date of this filing, none of Care.com's executive officers has entered into any agreement, arrangement or understanding with IAC or any of its executive officers, directors or affiliates regarding employment with IAC or any of its affiliates. Although no such agreement, arrangement or understanding exists as of the date of this filing, certain of Care.com's executive officers may, prior to the completion of the Merger, enter into new arrangements with IAC or its affiliates regarding employment with IAC or certain of its affiliates.

Continuing Employee Benefits

        The Merger Agreement provides that, during the period that each individual who is an employee of Care.com and its subsidiaries immediately prior to the Effective Time (each referred to as a "continuing employee") remains employed by Care.com following the closing date of the Merger, IAC will, or will cause its subsidiaries, to provide each continuing employee, (a) for the one-year period immediately following the closing date of the Merger, base salary or wage rate, as applicable, and a target annual cash bonus opportunity that is not less than the base salary or wage rate, as applicable, and target annual cash bonus opportunity provided to such continuing employee immediately prior to the Effective Time and (b) during the period commencing on the closing date of the Merger and ending on December 31, 2020, other compensation and benefits (excluding equity and equity-based compensation, defined benefit pension and retiree welfare benefits) that are substantially comparable in the aggregate to the other compensation and benefits (excluding equity and equity-based compensation, defined benefit pension and retiree welfare benefits) provided to such continuing employee immediately prior to the Effective Time.

        Under the Merger Agreement, IAC or its applicable subsidiary will use reasonable best efforts to cause the employment of continuing employees with Care.com or one of its subsidiaries prior to the Effective Time to be treated as service with IAC and its subsidiaries for purposes of the employee benefit plans of IAC or its subsidiaries, including vacation, paid time-off and severance plans, to the same extent recognized under the comparable Care.com benefit plan immediately prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits and the foregoing service credit will not apply with respect to any defined benefit plan or retiree medical plan.

        Additionally, IAC or its applicable subsidiary will (a) use reasonable best efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by IAC or any of its subsidiaries in which continuing employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Care.com benefit plan immediately prior to the Effective Time and (b) use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each continuing employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year's deductible and co-payment limitations under the relevant welfare benefit plans in which such continuing employee (and dependents) will be eligible to participate from and after the Effective Time.

        IAC has agreed under the Merger Agreement to, or to cause its subsidiaries to, assume and honor each of Care.com's employment, severance, retention and termination plans, policies, programs,

agreements and arrangements, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by the Merger Agreement (either alone or in combination with any other event), in each case, which may be amended or terminated by IAC or its applicable subsidiary in accordance with the terms of the applicable plan, policy, program, agreement or arrangement; provided, however, that if within 12 months following the Effective Time, IAC or one of its subsidiaries discontinues Care.com's severance practices, then the continuing employees will be eligible for severance benefits that are substantially comparable to those provided to similarly situated employees of IAC and its subsidiaries.

        The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, filed as Exhibit (e)(1) to this Schedule 14D-9, which is incorporated herein by reference.

Quantification of Payments and Benefits to Care.com's Named Executive Officers

        The table below sets forth the amount of compensatory payments and benefits that each of Care.com's named executive officers would receive in connection with the Offer and the Merger, assuming that such transactions were consummated and each such named executive officer experienced a qualifying termination on January 9, 2020. The amounts below are determined using a price per Share of $15.00, and are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a Care.com named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)(5)
Sheila Lirio Marcelo(1)	$1,455,000	$2,092,714	$35,335	$3,583,049
David Krupinski	$507,500	$442,889	$17,668	$968,057
Michael Echenberg(6)	—	$738,335	—	$738,335

(1)
The table above does not include certain compensation that may become payable to Ms. Marcelo in connection with the Executive Chairwoman role under certain circumstances pursuant to her transition agreement, as described in "—Severance Arrangements with Executive Officers" above.

(2)
The cash payments payable to Ms. Marcelo include severance payments consisting of $970,000, representing an amount equal to 24 months of base salary, and $485,000, representing a target bonus. The cash amounts payable to Mr. Krupinski include (a) $290,000, representing severance payments in an amount equal to 12 months of base salary, and $72,500, representing 50% of his current target bonus and (b) $145,000, representing payment of his retention bonus award. Refer to "—Severance Arrangements with Executive Officers" above for additional information regarding these payments. The 50% of the retention cash bonus payment that will become payable upon the closing of the Merger is a "single-trigger" arrangement. The severance payments and the remaining 50% of the retention cash bonus payment are "double-trigger" arrangements. Set forth below are the separate values of each of the severance payment and the prorated annual bonus payment.

Name	Severance Payment ("Double-Trigger") ($)	Retention Bonus Payment ("Double-Trigger") ($)	Retention Bonus Payment ("Single-Trigger") ($)
Sheila Lirio Marcelo	$1,455,000	—	—
David Krupinski	$362,500	$72,500	$72,500
Michael Echenberg	—	—	—

(3)
The amounts in this table represent the estimated values of unvested Care.com Options and Time-Based Care.com RSUs that would be payable upon the Effective Time as set forth in the table below. All Care.com Options and Time-Based Care.com RSUs held by the Company's named executive officers will become vested and will be converted into the right to receive cash at the Effective Time (i.e., "single-trigger" vesting) and all Care.com RSUs that are not Time-Based Care.com RSUs will be cancelled for no consideration prior to the Effective Time in accordance with the terms of the applicable award, in each case, as described in "—Treatment of Care.com Equity Awards" above.

Name	Unvested Care.com Options ($)	Unvested Time-Based Care.com RSUs ($)
Sheila Lirio Marcelo	$282,034	$1,810,680
David Krupinski	$48,389	$394,500
Michael Echenberg(a)	$93,110	$645,225

  (a)
  As of January 9, 2020, Mr. Echenberg held 20,787 outstanding unvested Care.com Options with an aggregate value of $93,110 and 43,015 outstanding unvested Care.com RSUs with an aggregate value of $645,225. As of January 9, 2020, Mr. Echenberg also held 79,353 vested Care.com Options with an aggregate value of $547,635, which have been omitted from the tables above as permitted by SEC rules.
(4)
The amounts in the table represent the estimated value of health insurance premium subsidy for Ms. Marcelo and Mr. Krupinski and his or her eligible dependents for 24 months and 12 months, respectively, following the qualifying termination of employment. All such benefits are "double-trigger" arrangements.

(5)
The Marcelo Agreements and Mr. Krupinski's executive severance agreement provide for a reduction in the named executive officer's severance payments and benefits to the extent necessary to avoid application of Section 280G of the Internal Revenue Code if the reduction results in the named executive officer retaining a greater amount of severance payments and benefits on an after-tax basis. The Company has assumed no such reduction would occur.

(6)
Mr. Echenberg served as Care.com's Chief Financial Officer until his termination of employment on August 30, 2019, and has continued to provide consulting services to the Company pursuant to a consulting agreement between Mr. Echenberg and Care.com.

Indemnification of Directors and Officers; Insurance

        Pursuant to the terms of the Merger Agreement, Care.com's directors and executive officers will be entitled to certain indemnification rights and coverage under directors' and officers' liability insurance policies for a period of time following the Effective Time, as described below.

        From and after the Effective Time, IAC shall, and shall cause the surviving corporation to, indemnify, defend and hold harmless, and advance expenses as incurred, to the fullest extent permitted under (i) applicable law, (ii) Care.com's organization documents in effect as of the date of the Merger Agreement and (iii) any contract of Care.com or its subsidiaries in effect as of the date of the Merger Agreement, each present and former director and officer of Care.com and its subsidiaries and each of their respective employees who serves as a fiduciary of a Company Benefit Plan (as defined in the Merger Agreement) (in each case, when acting in such capacity, an "Indemnitee") against any costs or expenses (including reasonable attorneys' fees), judgments, settlements, fines, losses, claims, damages, or liabilities incurred in connection with any proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time.

        In addition, IAC agrees that all rights to exculpation, indemnification and advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time existing as of the Effective Time in favor of an Indemnitee as provided in its organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six years from the Effective Time, IAC shall cause the surviving corporation to, and the surviving corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the applicable party's organizational documents in effect as of the date of the Merger Agreement or in any contract of Care.com or its subsidiaries with any of their respective directors, officers or employees in effect as of the date of the Merger Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of Care.com or its subsidiaries.

        For six years from and after the Effective Time, IAC and the surviving corporation shall be jointly and severally responsible for maintaining for the benefit of the directors and officers of Care.com, as of the date of the Merger Agreement and as of the closing date, an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policy of Care.com, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that IAC and the surviving corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid by Care.com prior to the date of the Merger Agreement, it being understood that if the total premiums payable for such insurance coverage exceeds such amount, IAC shall obtain a policy with the greatest coverage available for a cost equal to such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by Care.com prior to the Effective Time, which policies provide such directors and officers with such coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time.

Item 4.    The Solicitation or Recommendation.

        On December 20, 2019, the Care.com Board (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to, and in the best interests of, Care.com and its stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated hereby, including the Offer and the Merger; (iii) determined that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the Care.com's stockholders pursuant to Section 251(h) of the DGCL; and (iv) recommended that Care.com's stockholders accept the Offer and tender their Common Shares or Preferred Shares, as applicable, to Merger Sub in response to the Offer.

        Accordingly, and for other reasons described in more detail below, the Care.com Board recommends that holders of Common Shares or Preferred Shares tender their Common Shares or Preferred Shares, as applicable, pursuant to the Offer.

Background of Offer and Merger

        The Care.com Board and Care.com management team regularly evaluate and consider Care.com's operations, strategic direction and ongoing business plans with a view toward, among other things, strengthening its businesses and enhancing stockholder value. As part of these periodic evaluations, the Care.com Board has from time to time considered a variety of strategic and financial alternatives, including continuing to operate Care.com as an independent, stand-alone enterprise, potential business combinations with other companies, divesting or discontinuing one or more business lines and selling the entire company, in an effort to enhance value for Care.com's stockholders.

        In connection with these periodic reviews, from time to time over the last several years, Care.com has reached out to, been approached by, and engaged in informal communications with, various industry participants, strategic parties and financial sponsors regarding Care.com and its business, strategy and financial position, based upon publicly available information, as well as potential strategic opportunities with Care.com. In this regard, during the summer of 2017, Care.com conducted a confidential process to review strategic alternatives for the Company, including potential sale transactions. In connection with this process, Care.com and its advisors made confidential outreach to a number of potentially interested parties, including IAC, other strategic parties and financial sponsors, to assess whether those parties would be interested in exploring potential strategic transactions with the Company. Each other party that entered into customary confidentiality agreements with the Company received access to confidential information regarding the Company's business, strategy and financial position. The Company's form of confidentiality agreement entered into with each of these parties contained a customary standstill provision to facilitate Board oversight of the discussions, but is subject to a "sunset" provision that allows the counterparty to submit competing acquisition proposals after the date on which the Company enters into a change in control transaction, such as the Offer and the Merger, with any other counterparty. Neither IAC nor any of these parties submitted a proposal to acquire the Company at that time and the confidential strategic alternatives review concluded in September 2017.

        During the fall of 2017 and continuing into 2018, Ms. Sheila Marcelo, Founder, Chairwoman and Chief Executive Officer of Care.com, together with other members of our management team, continued to hold regular meetings with industry participants, strategic parties and financial sponsors regarding the Company and its business, strategy and financial position, based upon publicly available information. Ms. Marcelo regularly updated the Care.com Board with respect to these meetings.

        In the first half of 2018, Care.com's management and outside advisors analyzed opportunities to accelerate Care.com's global business growth for both its consumer and enterprise lines of business. Care.com management determined that such opportunities likely would require a strategic or financial sponsor. In addition, Care.com management began to assess potential business development opportunities to expand its in-center child care enterprise offering.

        On June 7, 2018, Ms. Marcelo met with a representative of a financial sponsor, referred to herein as "Sponsor A", in San Francisco, California, during which the parties discussed the Company's business, strategy and financial position, based upon publicly available information only, and Sponsor A expressed interest in exploring a potential joint venture with the Company.

        On June 8, 2018, Ms. Marcelo met with a representative of a strategic party, referred to as "Strategic Party A", in Waltham, Massachusetts, during which the parties discussed the Company's business, strategy and financial position, based upon publicly available information only, and Strategic Party A expressed an interest in exploring a potential acquisition of a portion of Care.com's business.

        On June 19, 2018, the Care.com Board met in person for a regularly scheduled meeting, together with senior management, to discuss the Company's business, strategy and financial position. During the meeting, the Care.com Board reviewed the recent discussions with Sponsor A and Strategic Party A.

        On July 16, 2018, Ms. Marcelo and George Bell, the Company's Lead Independent Director, met with a representative of Sponsor A in San Francisco, California, during which the parties discussed the Company's business, strategy and financial position, based upon publicly available information only, and Sponsor A expressed interest in exploring a potential joint venture with the Company to accelerate Care.com's global business growth strategy.

        On September 1, 2018, Ms. Marcelo met with a representative of a financial sponsor, referred to herein as "Sponsor B", in Tokyo, Japan, at a social dinner, during which the parties discussed the Company's business, strategy and financial position, based upon publicly available information only, and Sponsor B expressed interest in exploring a potential acquisition of or capital investment in the Company.

        On September 3, 2018, after being introduced by a mutual acquaintance, Ms. Marcelo met with a representative of a financial sponsor, referred to herein as "Sponsor C", in Singapore, during which the parties discussed the Company's business, strategy and financial position, based upon publicly available information only, and Sponsor C expressed interest in exploring a potential acquisition of or capital investment in the Company.

        On September 9, 2018, the Company entered into a confidentiality agreement with Sponsor B, which did not include a standstill provision.

        On September 10, 2018, Ms. Marcelo met with a representative of Sponsor B in Woodside, California, during which the parties discussed the Company's business, strategy and financial position, based upon both publicly available information and confidential business and financial information of the Company, and Sponsor B expressed interest in exploring a potential capital investment in the Company.

        On September 12, 2018, the Care.com Board met in person for a regularly scheduled meeting, together with senior management and its outside advisors, to discuss the Company's business, strategy and financial position, as well as the potential alternatives to secure additional capital to accelerate Care.com's global business growth strategy. The Care.com Board reviewed the recent discussions with potential strategic and financial partners, and discussed potential strategic alternatives for the Company, including seeking a private investment in the Company's public equity, pursuing a joint venture transaction for the global business, or evaluating a potential sale of the Company. Following review and discussion, the Care.com Board determined that Care.com should continue its on-going discussions with potentially interested parties, if a party expressed interest in exploring a transaction, but would not undertake a formal process to review strategic alternatives for the Company at that time.

        On September 13, 2018, having been introduced by a mutual acquaintance, Ms. Marcelo met with a representative of a financial sponsor, referred to herein as "Sponsor D", in New York, New York, during which the parties discussed the Company's business, strategy and financial position, based upon publicly available information only, and Sponsor D expressed interest in exploring a potential acquisition of or capital investment in the Company.

        On September 13, 2018, Ms. Marcelo met with representatives of Sponsor C telephonically, during which the parties discussed the Company's business, strategy and financial position, based upon publicly available information only, and Sponsor C expressed interest in exploring a potential acquisition of or capital investment in the Company.

        On September 18, 2018, Ms. Marcelo met with representatives of Sponsor A telephonically, during which the parties discussed the Company's business, strategy and financial position, based upon publicly available information only, and Sponsor A expressed interest in exploring a potential joint venture with or capital investment in the Company.

        Consistent with these discussions, Ms. Marcelo, together with other members of senior management, had follow up discussions with representatives of each of Sponsor A, Sponsor B, Sponsor C and Sponsor D to explore their potential interest in exploring potential strategic transactions with the Company, including a potential sale transaction, capital investment or a joint venture transaction. Each of Sponsor A, Sponsor B, Sponsor C and Sponsor D expressed an interest in continued discussions, although Sponsor D indicated that it would require one or more equity funding partners for a potential transaction, as Sponsor D generally would not want to hold more than a 49% interest.

        Each of Sponsor A, Sponsor B, Sponsor C and Sponsor D subsequently entered into customary confidentiality agreements with the Company, including with respect to Sponsor A, Sponsor B and Sponsor D the customary standstill provision and related "sunset" provision, to facilitate further discussions on the basis of confidential information. Beginning on September 29, 2018, each of Sponsor A, Sponsor B, Sponsor C and Sponsor D received access to an electronic data room that contained confidential business and financial information regarding the Company. During the month of October and continuing into November 2018, the Company's management team provided in-person or telephonic presentations to each of Sponsor A, Sponsor B and Sponsor C, responded to supplemental requests for additional information and engaged in various discussions with the potentially interested parties regarding potential strategic transaction opportunities.

        On October 17, 2018, Ms. Marcelo met with representatives of a financial sponsor, referred to herein as "Sponsor E", in San Francisco, California, during which the parties discussed the Company's business, strategy and financial position, based upon publicly available information only, and Sponsor E expressed interest in exploring a potential acquisition of the Company, either on a standalone basis or in partnership with another potentially interested party. Sponsor E subsequently entered into a customary confidentiality agreement with the Company, including the customary standstill provision and related "sunset" provision, to facilitate further discussions on the basis of confidential information. Sponsor E was then granted access to the Company's electronic data room.

        In connection with these discussions, Care.com and its outside advisors encouraged each potentially interested party to submit an indication of interest to the Company in the near term, if the potentially interested party desired to move forward to explore potential strategic transactions with the Company.

        On November 2, 2018, the Care.com Board met telephonically for a regularly scheduled meeting, together with senior management and outside advisors. At the meeting, the Care.com Board discussed, among other things, the status of the Company's on-going discussions with potentially interested parties regarding potential strategic transaction opportunities, noting that none of these parties had submitted an indication of interest to the Company. The Care.com Board instructed management and the advisors to continue discussions with these parties and report back to the Care.com Board at its December meeting.

        Consistent with these discussions, Ms. Marcelo and the Company's advisors had follow up discussions with each of the potentially interested parties to further develop their interest in exploring potential strategic transactions with the Company, and encouraged each potentially interested party to submit a proposal to the Company, if the potentially interested party desired to move forward. None of the potentially interested parties submitted a proposal to the Company.

        On November 6, 2018, Ms. Marcelo met with representatives of a potential strategic party affiliated with Sponsor B, during which the parties discussed the Company's business, strategy and financial position, based upon publicly available information only, as well as potential strategic business development opportunities involving the Company's in-center child care offering, and the strategic party expressed interest in exploring a potential acquisition of the Company.

        On December 6, 2018, the Care.com Board met in person for a regularly scheduled meeting, together with senior management and outside advisors. At the meeting, the Care.com Board reviewed the Company's prior discussions with each of the potentially interested parties and, because none of these parties submitted a proposal to the Company, the Care.com Board determined to cease further discussions at that time, other than with respect to continued discussions with the strategic party affiliated with Sponsor B, given the potential for such discussions to result in strategic business opportunity for the Company's in-center child care offering. After a subsequent meeting with such strategic party on January 16, 2019, Ms. Marcelo reported to the Care.com Board that there was no further interest in exploring a potential acquisition of the Company, and further discussions focused only on potential business development opportunities.

        During the first six months of 2019, Ms. Marcelo together with other members of our management team, continued to hold regular meetings with industry participants, strategic parties and financial sponsors regarding the Company and its business, strategy and financial position, based upon publicly available information. Ms. Marcelo regularly updated the Care.com Board with respect to these meetings.

        Beginning in March 2019, the Company's safety and vetting practices were the subject of several news articles. Throughout April 2019 and into May 2019, after assessing the impact of the media articles on the Company's overall brand reputation and word of mouth traffic to the Company's US consumer matching platform, management recommended, and the Care.com Board approved, a significant investment in enhancements to the Company's safety program, as well as a reset of Adjusted EBITDA guidance for fiscal year 2019, which was disclosed in the Company's Form 8-K and earnings call on May 9, 2019. Thereafter, the Company's financial results for the second quarter of 2019 underperformed compared to guidance, which the Company announced on August 6, 2019.

        Beginning in June 2019, Care.com received a number of unsolicited in-bound inquiries regarding whether the Company was reviewing strategic alternatives and, in certain cases, whether the Care.com Board would be interested in exploring potential strategic transaction opportunities, but these inquiries did not indicate a proposed price per share. On July 18, 2019, Ms. Laela Sturdy, a former director of Care.com and general partner at CapitalG, the holder of the outstanding Preferred Shares, called Ms. Marcelo to inform her that Ms. Sturdy had received various unsolicited inquiries from financial sponsors expressing interest in exploring potential transactions with the Company. Ms. Sturdy asked whether the Care.com Board was considering potential transactions. Ms. Marcelo responded that the Company could not comment on market rumors and, in any event, noted that any in-bound inquiries regarding the Company would need to be addressed with the Care.com Board. Ms. Marcelo informed Mr. George Bell, Lead Independent Director of Care.com, of this discussion. Mr. Bell reported that Ms. Sturdy had also called him to discuss whether the Company was considering potential transactions. It was determined that Ms. Marcelo should continue to field unsolicited in-bound inquiries that might be received, reporting back to the Care.com Board.

        On August 6, 2019, Care.com issued two press releases and filed a Form 8-K with the SEC. In the press releases and the Form 8-K, Care.com released its financial results for the second quarter ended June 29, 2019 and announced that Ms. Marcelo would resign as President and Chief Executive Officer of Care.com and transition to the role of Executive Chairwoman, effective as of her successor's start date.

        On August 7, 2019, Ms. Marcelo received an unsolicited email from a representative of a financial sponsor, referred to herein as "Sponsor F", requesting a phone call. On August 9, 2019, Ms. Marcelo spoke telephonically with the representative of Sponsor F, who expressed interest in exploring a potential investment in or acquisition of the Company. Ms. Marcelo informed the members of the Care.com Board of the call via email.

        During the first week of August 2019, Mr. Bell received an unsolicited call from a representative of a financial sponsor, referred to herein as "Sponsor G", expressing an interest in exploring a potential acquisition of the Company. Mr. Chet Kapoor, a director of the Company, also received an unsolicited inquiry from Sponsor G. Messrs. Bell and Kapoor each informed the other members of the Care.com Board of these calls.

        During this period, Care.com management received inbound inquiries regarding the Company from various stockholders and potential investors, including CapitalG, Engine Capital and Impactive Capital. Care.com's senior management and directors held telephonic and in-person meetings with these stockholders, as well as a number of other stockholders, during this period to discuss the Company and its business, strategy and financial position, based on publicly available information only.

        On August 9, 2019, Mr. Bell received an unsolicited inbound inquiry from Strategic Party A, expressing an interest in a discussion related to possible collaboration opportunities with the Company's Care@Work division.

        On August 13, 2019 and August 14, 2019, Ms. Marcelo received unsolicited inquiries, in person at a social event and subsequently via email, from a representative of a financial sponsor, referred to herein as "Sponsor H", expressing an interest in exploring a potential acquisition transaction.

        On August 15, 2019, Engine Capital published a letter to the Care.com Board, which, among other things, called on the Care.com Board to explore strategic options to assess what a buyer might pay for Care.com. The letter also identified what Engine Capital saw as additional value enhancing initiatives, including corporate governance changes and share repurchases.

        On August 15, 2019, the Care.com Board met telephonically for a special meeting, together with senior management and representatives of Morgan Stanley, the Company's financial advisor, and Latham & Watkins LLP ("Latham"), counsel to Care.com, to discuss the open letter from Engine Capital and Care.com's proposed response. The Care.com Board determined to engage Morgan Stanley as the Company's financial advisor in light of its qualifications, expertise, reputation and knowledge of the Company's business and financial profile, as well as the industry in which it operates, to assist the Care.com Board in reviewing the Company's current business, strategy and financial position, including assisting with responses to stockholder activism and, as applicable, advising the Care.com Board in connection with any review of potential strategic and financial alternatives available to the Company. It was determined that management and the Care.com Board should continue to engage in constructive dialogue with its stockholders. The Care.com Board also discussed general guidelines for responding to unsolicited inbound inquiries moving forward. It was determined that Ms. Marcelo should continue to field unsolicited in-bound inquiries that might be received, reporting back to the Care.com Board, and that Ms. Marcelo should indicate that the Care.com Board remained open to alternatives that may enhance stockholder value.

        On August 15, 2019, a representative of Sponsor G called Mr. Bell to express an interest in exploring a potential acquisition transaction. On August 16, 2019, Sponsor G followed up on this call with an email to Mr. Bell including additional information related to Sponsor G's interest in the Company.

        On September 3, 2019, Care.com issued a press release noting that it would announce its financial results for the third quarter ended September 30, 2019 on November 6, 2019. The press release also noted that Care.com had retained Activate, a leading strategy consultant, in June 2019, to conduct a comprehensive review of Care.com's business strategy, growth opportunities and operations.

        Later in the day on September 3, 2019, Ms. Marcelo and Mr. Goss met with Ms. Sturdy in San Francisco, California, during which the parties discussed the Company's business, strategy and financial position, based upon publicly available information only. Ms. Sturdy indicated she wanted to be informed as the Care.com Board made decisions related to the strategic direction of Care.com and would hope to have the opportunity to discuss, on a confidential basis, any potential transaction that was under consideration by the Care.com Board. Ms. Sturdy noted that CapitalG would be willing to consider entering into a customary confidentiality agreement at an appropriate time to facilitate that discussion, but that CapitalG did not want to receive material non-public information regarding the Company at that time.

        On September 4, 2019, Ms. Marcelo received a call from a representative of Sponsor F, who indicated that Sponsor F had a strong interest in exploring potential transaction opportunities with Care.com and would be sending Care.com a non-binding indication of interest promptly. The representative also indicated that Sponsor F planned to partner with another private equity firm, referred to herein as "Sponsor I", in a potential transaction.

        On September 9, 2019, Sponsor F delivered a letter to Care.com indicating a non-binding interest in considering various transaction alternatives with Care.com, including an acquisition of the Company or a private investment in public equity. The letter did not reference a proposed price per share for Care.com's stock.

        On September 11, 2019, the Care.com Board met telephonically for a special meeting, together with senior management and representatives of Morgan Stanley and Latham, to discuss the Company's business, strategy and financial position, as well as the ongoing discussions with stockholders and the process for addressing in-bound inquiries regarding potential transaction alternatives for the Company. To facilitate the Care.com Board's process to review the Company's business, strategy and financial position, as well as potential strategic and financial alternatives that may be available to the Company, the Care.com Board requested that management review the Company's standalone financial projections for further discussion with the Care.com Board and that, in the context of this review, management should also work with Activate to develop and evaluate management sensitivity cases and alternative illustrative growth strategies that theoretically could be pursued by the Company. It was also determined that Ms. Marcelo and Mr. Duncan Robertson, a member of the Care.com Board, should seek a meeting with Sponsor F to discuss its potential interest in the Company, and encourage Sponsor F to submit an indication of interest that included a proposed price, if Sponsor F was interested in exploring potential acquisition transactions. In addition, it was determined that Mr. Bell would accept a meeting invitation from a representative of Strategic Party A to discuss its potential interest in the Company and its Care@Work business. Finally, Ms. Marcelo was authorized to continue to field in-bound inquiries that might be received, reporting back to the Care.com Board, and that Ms. Marcelo should indicate that the Care.com Board remained open to alternatives that may enhance stockholder value.

        On September 18, 2019, Ms. Marcelo and Mr. Robertson met with members of Sponsor F and Sponsor I in San Francisco, California to discuss the Company's business, strategy and financial position, based on publicly available information only, as well as the interest of Sponsor F and Sponsor I in exploring a transaction with Care.com. Ms. Marcelo encouraged Sponsor F and Sponsor I to submit an indication of interest that included a proposed price, if they were interested in exploring a potential transaction.

        On September 20, 2019, Mr. Bell met with a representative of Strategic Party A, who expressed an interest in evaluating potential transaction alternatives with respect to the Company's Care@Work business and indicated that Strategic Party A would like to be kept apprised of Care.com's decisions with respect to potential transactions.

        On September 23, 2019, Care.com received an unsolicited letter from Sponsor A, indicating its interest in considering an acquisition transaction for Care.com. The letter did not reference a proposed price per share for Care.com's stock.

        On September 27, 2019, Care.com received an unsolicited letter from a financial sponsor, referred to herein as "Sponsor J", indicating its interest in considering an acquisition transaction for Care.com. The letter did not reference a proposed price per share for Care.com's stock.

        On September 29, 2019, Sponsor F and Sponsor I submitted a non-binding indication of interest in acquiring Care.com at a price in the range of $13.00 to $15.00 in cash per share, subject to completion of due diligence and negotiation of definitive documentation.

        On October 1, 2019, the Care.com Board met in person for a regularly scheduled meeting, together with senior management and representatives of Morgan Stanley, Latham and Activate, to review, among other things, the Company's business, strategy and financial position, including a draft of management's financial projections for the Company on a standalone basis prepared for discussion with the Care.com Board, as well as management sensitivity cases and alternative illustrative growth strategies prepared by management and Activate that theoretically could be pursued by the Company. Discussion at the meeting focused on management's financial projections for the Company on a standalone basis, which were referred to as the "Management Baseline Projections", as well as an alternative illustrative transformational growth plan that was prepared in consultation with Activate, which was referred to as the "Transformational Growth Plan". The Transformational Growth Plan would require a reallocation of resources, including significant investment, that would likely result in near term reduction in revenue growth and Adjusted EBITDA margin, but were estimated to yield more growth in the long term. Representatives of Morgan Stanley reviewed certain preliminary illustrative financial perspectives with respect to these financial projections, sensitivities and alternative illustrative growth strategies, and also discussed a proposed confidential process to review strategic alternatives for the Company, including potential sale transactions. The Care.com Board discussed the various assumptions and risks associated with these financial projections, sensitivities and alternative illustrative growth strategies, and ultimately concluded that Management Baseline Projections represented the best estimate of the future financial performance of the Company as currently constituted. Although potentially attractive to a potential buyer of the Company who could make significant investment in the business for long-term growth, notwithstanding significant near-term reductions in revenue growth and Adjusted EBITDA margin, the Care.com Board determined that the Transformational Growth Plan carried too much execution and market risk for Care.com to pursue as a standalone public company. Latham provided an overview of the Care.com Board's fiduciary duties, including in the context of its consideration and evaluation of strategic alternatives. The Care.com Board then determined to initiate a confidential process to review strategic alternatives for the Company, including potential sale transactions, and authorized Ms. Marcelo to work with Morgan Stanley and Latham to contact potentially interested strategic parties and financial sponsors, including the parties previously discussed with the Care.com Board at the meeting, to solicit their interest in participating in a process to evaluate potential transactions for the Company. The Care.com Board instructed senior management to work with Activate to finalize the Transformational Growth Plan to be made available, on a confidential basis, to interested parties who participated in the strategic alternatives review process, given the likelihood that potentially interested parties could execute the growth strategy reflected in the Transformational Growth Plan as a private company following a sale transaction and, accordingly, would be encouraged to develop transaction proposals that reflected the potential higher value to the bidder of executing that plan. The financial projections provided in the Transformational Growth Plan and made available to potentially interested parties in the strategic alternatives review process are summarized beginning on page 32 below under "—Certain Unaudited Prospective Financial Information—Transformational Growth Plan".

        Following the October 1, 2019 Care.com Board meeting, at the direction of the Care.com Board, Ms. Marcelo and Morgan Stanley contacted 21 potentially interested parties, including four strategic parties (including IAC), and 17 financial sponsors (including Sponsor A and Sponsor E who had previously participated in the 2018 strategic alternatives review process), to solicit their interest in participating in a process to evaluate potential transactions for the Company. Sponsor B (and its affiliated strategic party), Sponsor C and Sponsor D had previously participated in the 2018 process and were not viewed as likely bidders for the whole Company in this context and, accordingly, were not invited to participate. Of these potentially interested parties, 13 parties expressed interest in evaluating a potential transaction with the Company. Each of these 13 interested parties were provided the Company's customary form of confidentiality agreement, including the customary standstill provision and related "sunset" provision, to facilitate further discussions on the basis of confidential information. Care.com worked with Latham to negotiate and ultimately entered into confidentiality agreements with all 13 of these potentially interested parties, including two strategic parties and 11 financial sponsors. Care.com subsequently made available confidential Care.com-related materials to these interested parties. In addition, at the direction of the Care.com Board, Morgan Stanley held introductory telephonic meetings with each interested party that had entered into a confidentiality agreement with the Company, providing them with additional confidential information.

        On October 3, 2019, Morgan Stanley sent IAC a draft of Care.com's form confidentiality agreement, including the customary standstill provision and related "sunset" provision, to facilitate further discussions on the basis of confidential information. IAC responded with comments to the confidentiality agreement on October 4, 2019. Following negotiation, the parties entered into the confidentiality agreement on October 14, 2019.

        On October 13, 2019, Ms. Marcelo sent an email to the Care.com Board providing an update on the process conducted to date, including the status of discussions with potentially interested parties.

        During the weeks of October 14, 21 and 28, 2019, Ms. Marcelo, together with other members of senior management and representatives of Morgan Stanley, held in-person management presentations with representatives of 12 of the 13 parties who executed a confidentiality agreement with the Company. During these presentations, management reviewed the Company's business, strategic and financial position, including the financial projections provided in the Transformational Growth Plan, and responded to various questions from the interested parties.

        On October 17, 2019, the Care.com Board met telephonically for a special meeting with senior management and representatives of Morgan Stanley, Latham and Activate. Latham provided an overview of the Care.com Board's fiduciary duties, including in the context of its consideration and evaluation of strategic alternatives. The Care.com Board also adopted guidelines for the Care.com Board and senior management designed to avoid conflicts, ensure neutrality and alleviate any personal considerations so as to safeguard the integrity of the Care.com Board's review of strategic alternatives. Morgan Stanley then provided an update on the status of the process conducted to date and the proposed timeline to request that interested parties submit initial transaction proposals to the Company. The Care.com Board also reviewed potential standalone alternatives to a sales transaction, including a potential standalone alternative involving the sale of Care.com's Care@Work business unit. It was noted that representatives of Strategic Party A had previously contacted Mr. Bell to express an interest in discussing possible collaboration opportunities with the Company's Care@Work division, but had not indicated interest in a purchase of the Company as a whole. After further discussion, including of the potential benefits of such a transaction as compared to the other alternatives being explored by the Company, the Care.com Board determined to defer discussions of alternative Care@Work transactions until after the current process focused on transactions for the Company as a whole was completed and, based upon perceived competitive concerns related to Strategic Party A and its lack of expressed interest in the Company as a whole, determined that Strategic Party A would not be invited to participate in the process for the whole Company. The Care.com Board also directed that the Management Baseline Projections should be used by Morgan Stanley for purposes of its valuation analyses prepared in connection with the alternatives review process. The Management Baseline Projections for 2019 and 2020 were also made available to IAC, Sponsor G and Sponsor H in connection with each such party's due diligence review of the Company. The Management Baseline Projections are summarized beginning on page 30 below under "—Certain Unaudited Prospective Financial Information—Management Baseline Projections".

        On October 21, 2019, a virtual data room containing confidential information of Care.com was made available to all parties who had executed a confidentiality agreement with the Company.

        On October 22, 2019, Ms. Marcelo, together with representatives of Morgan Stanley and other members of Care.com senior management, held an in-person management presentation with members of IAC's senior management team at IAC's New York, NY office.

        On October 25, 2019, at the direction of Care.com, Morgan Stanley sent bid instruction letters to each of the 12 potential bidders who had participated in in-person management presentations with the Company, requesting that each bidder provide a non-binding indication of interest by November 11, 2019.

        On October 25, 2019, Bloomberg published an article speculating that Care.com was working with financial advisors to explore a potential sale transaction. The Company declined to comment on this article or subsequent market speculation, consistent with its corporate policy that it does not comment on market rumors or speculation.

        On November 6, 2019, Care.com held its earnings call for the third quarter of 2019 and announced a press release revealing the financial results for the third quarter of 2019.

        From November 11, 2019 (the deadline for potential bidders to submit their indications of interest) to November 12, 2019, the Company received four non-binding indications of interest. Sponsor G submitted a non-binding proposal to acquire the Company at a price per share of $15.00 to 16.00 in cash. A financial sponsor, referred to herein as "Sponsor K", submitted a non-binding proposal to acquire the Company at a price per share of $15.50 in cash. Sponsor H submitted a non-binding proposal to acquire the Company for a price per share of $14.00 in cash. IAC submitted a non-binding proposal to acquire the Company for a price per share of $12.00, payable either in cash or freely tradeable shares of IAC (or a combination thereof). IAC's proposal indicated that the transaction was not conditioned on financing, but was subject to completion of due diligence, among other matters.

        On November 13, 2019, the Care.com Board met telephonically for a special meeting, together with senior management and representatives of Morgan Stanley and Latham, to review the status of the alternatives review process and discuss the financial aspects of the non-binding indications of interest Care.com had received to date. Morgan Stanley noted that Sponsor A was continuing to work towards a non-binding proposal and that Sponsor A had indicated that it would be in a position to come back to the Company by November 18, 2019. After discussion, the Care.com Board authorized to continue discussions with each of Sponsor G, Sponsor H and Sponsor K, but instructed that Morgan Stanley go back to each bidder to emphasize the Care.com Board's focus on value, certainty and speed, and reinforce the message that a control premium to the then current share price was required. The Care.com Board also authorized to continue discussions with IAC, subject to IAC confirming that it would be able to meaningfully improve its $12.00 price per share non-binding proposal to reflect a control premium to the then current share price.

        From November 14, 2019 to November 15, 2019, representatives of Morgan Stanley contacted each of Sponsor G, Sponsor H, Sponsor K and IAC to provide the feedback referenced above.

        On November 18, 2019, IAC confirmed to representatives of Morgan Stanley that, subject to additional diligence and analysis, it would be able to increase its $12.00 price per share proposal in order to reach a control premium to the then current share price, and was allowed to proceed in the process as discussed with the Care.com Board.

        During the second half of November and into December 2019, the Company's senior management and its advisors continued to respond to diligence requests from each interested party that remained in the process.

        On November 18, 2019, Ms. Sturdy contacted Mr. Bell to reiterate CapitalG's desire to be informed as the Care.com Board made decisions related to the strategic direction of the Company and request the opportunity to discuss, on a confidential basis, any potential transaction considered by the Care.com Board. Ms. Sturdy noted that CapitalG would be willing to consider a confidentiality agreement at an appropriate time to facilitate that discussion. Thereafter, Ms. Marcelo reached out to Ms. Sturdy to suggest that Ms. Marcelo would plan to follow up with Ms. Sturdy after the Care.com Board meeting to be held on December 7, 2019.

        On November 18, 2019, Sponsor A submitted a non-binding proposal to acquire the Company at a price of $11.00 to $13.00 per share in cash. The Care.com Board authorized management and Morgan Stanley to continue discussions with Sponsor A, subject to Sponsor A confirming that it would be able to meaningfully improve its non-binding proposal by reaching a control premium to the then current share price.

        On November 19, 2019, representatives of Morgan Stanley contacted Sponsor A to provide the feedback referenced above. Sponsor A stated that it had no conviction in its ability to increase its proposal value and, accordingly, conversations with Sponsor A ceased.

        On November 19 and 20, 2019, senior management of Care.com, as well as representatives of Morgan Stanley, met with representatives from Sponsor G at Latham's Waltham, Massachusetts offices to engage in in-person diligence discussions.

        On November 21, 2019, Sponsor K contacted representatives of Morgan Stanley to state that it was no longer interested in pursuing a potential transaction.

        On November 24, 2019, Care.com and IAC amended their previously executed confidentiality agreement dated October 14, 2019 to allow for ANGI Homeservices, Inc. and its subsidiaries to be covered under the IAC confidentiality agreement.

        On November 25, 2019, Morgan Stanley sent initial drafts of the form merger agreement prepared by Latham to IAC, Sponsor G and Sponsor H, the final three parties engaged in the process. On December 2, 2019, Morgan Stanley reached out to each of these parties and requested that any proposed comments to the draft merger agreement be submitted to Latham by no later than December 9, 2019.

        On December 2, 2019, Ms. Marcelo and senior management of Care.com, as well as representatives of Morgan Stanley, met with representatives from IAC at Latham's New York, New York office to engage in in-person diligence discussions.

        On December 3, 2019, Ms. Marcelo and other members of senior management of Care.com, as well as representatives of Morgan Stanley, met in-person at Latham's Waltham, Massachusetts office with representatives of Sponsor G to engage in in-person diligence discussions.

        On December 4, 2019, Morgan Stanley sent revised bid instruction letters to each of IAC, Sponsor G and Sponsor H, asking each potential bidder to submit final binding proposals by no later than December 16, 2019. The bid instruction letters indicated that each bidder's proposal should provide a specific price per share and, if subject to external financing, should include customary executed debt and equity commitment letters.

        On December 5, 2019, senior management of Care.com, as well as representatives of Morgan Stanley, met with representatives from Sponsor G at Latham's Waltham, Massachusetts office to engage in an in-person diligence session.

        On December 5, 2019, CapitalG and Care.com entered into a customary confidentiality agreement. This confidentiality agreement did not include a standstill provision. Care.com provided CapitalG with access to material nonpublic information regarding the status of the transaction process in anticipation of the likelihood that CapitalG would be asked to sign a support agreement in connection with a proposed transaction.

        On December 6, 2019, the Care.com Board met in person at Latham's offices in San Francisco, California for a regularly scheduled meeting, together with senior management and representatives of Morgan Stanley and Latham, to discuss the status of the on-going process and discussions with each of the three remaining bidders, and the possible timeline for final negotiation and announcement of a sale transaction. The Care.com Board also discussed the Company's alternative strategies to continue as a stand-alone public company, including continuing to execute the Company's current strategy (as reflected in the Management Baseline Projections), investing in long term growth initiatives, such as its Care@Work offering, or divesting assets and seeking to harvest higher Adjusted EBITDA. The Care.com Board discussed the execution and market risks for Care.com and its stockholders with respect to these alternatives strategies, as compared to the certainty of value that could be realized in a near-term sale transaction, assuming such transaction represented an appropriate valuation and control premium for the Company. The Care.com Board authorized management and the advisors to continue discussions with each of the three remaining bidders to solicit final binding proposals for consideration by the Care.com Board.

        Later on December 6, 2019, Ms. Sturdy met with Ms. Marcelo and Mr. Goss to discuss the status of the transaction process.

        On December 9, 2019, CapitalG and Care.com entered into an addendum to the confidentiality agreement.

        On December 10, 2019, representatives of Sponsor H informed Morgan Stanley that it was dropping out of the process.

        On December 11, 2019, the Care.com Board met telephonically for a regularly scheduled meeting, together with senior management and representatives of Morgan Stanley and Latham, and reviewed the status of the on-going process and discussions with each of IAC and Sponsor G. Following review and discussion, the Care.com Board instructed management and the advisors to continue discussions with each of the remaining two bidders to solicit final binding proposals for consideration by the Care.com Board.

        On December 11, 2019, Latham received an issues list to the merger agreement from Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), counsel to IAC. The issues list addressed, among other things, IAC's proposal to structure the transaction as a two-step merger, a request for certain of Care.com's stockholders to execute support agreements, certain aspects of the fiduciary out provision and related termination rights and fees, including a request to increase the termination fee to 4% of equity value and to provide expense reimbursement upon the failure to obtain the requisite Care.com stockholder vote. Representatives of Latham and Skadden had a subsequent call on the morning of December 12, 2019 to discuss the issues list and related terms and conditions of the form merger agreement.

        Also, on December 11, 2019, Morgan Stanley sent an email to Sponsor G, reiterating the importance of receiving a revised draft of the merger agreement.

        On December 12, 2019, the compensation committee of the Care.com Board met telephonically to discuss retention considerations in connection with the proposed transaction, as well as the treatment of equity incentives under the proposed Merger Agreement.

        On December 13, 2019, representatives of Sponsor G called Morgan Stanley to provide an update on its status. Sponsor G noted it was facing challenges in securing financing for a transaction and requested that certain stockholders of Care.com rollover their equity interests, including CapitalG, as part of a proposed transaction with Sponsor G. In light of these challenges, Sponsor G stated that it would not be able to submit a proposal by the December 16, 2019 requested submission date, and would like to request a one week extension to December 23, 2019. After discussion with the Company, Morgan Stanley indicated that Sponsor G's draft of the revised merger agreement could assume an equity rollover, but that the Company was not willing to permit direct discussions between Sponsor G and CapitalG until Sponsor G had confirmed its valuation for the Company. Morgan Stanley also granted a three day bid submission extension to December 19, 2019. Later that evening, counsel for Sponsor G sent a revised draft of the merger agreement to Latham.

        On December 14, 2019, Skadden sent a revised draft of the merger agreement to Latham. The comments in the revised merger agreement were consistent with the issues list previously circulated and discussed.

        On December 15, 2019, IAC called Morgan Stanley to provide an update on its process. IAC confirmed there was no financing condition to its proposal, and IAC would be in a position to sign a definitive agreement in a short period of time if the parties could come to agreeable terms. Morgan Stanley reiterated that IAC would need to provide an updated bid with a per share purchase price that reflected a control premium in order for Care.com to move forward with IAC in the final phase of bidding.

        On December 16, 2019, Mr. Krupinski met telephonically with representatives of CapitalG to review the Company's financial position and standalone strategic alternatives, including the Transformation Growth Plan included in the Company's electronic data room.

        On December 16, 2019, IAC submitted a revised proposal to the Company, indicating a willingness to acquire 100% of the outstanding equity of Care.com at a price of $13.00 per share in cash, which IAC noted was a 39% premium on Care.com's share price on August 14, 2019 (the day prior to the release of Engine Capital's letter urging Care.com to explore a sale of the Company). The proposal indicated that the transaction was not conditioned on financing and that IAC would be willing to work expeditiously towards completing its diligence, negotiating definitive agreements and announcing a transaction.

        On December 17, 2019, Morgan Stanley held a call with Sponsor G, which indicated it was going to submit a revised offer on December 19, 2019 and was still working to be in the target range of $15.00 to $16.00 in cash per share in Sponsor G's initial proposal submitted on November 11, 2019. Sponsor G indicated that its revised proposal would be subject to negotiation of definitive transaction documentation. Sponsor G further indicated that it would not be in a position to execute definitive transaction documentation until the first week of January 2020 because it was continuing to work to secure debt financing and would need to negotiate equity rollover terms with CapitalG.

        On December 17, 2019, Morgan Stanley contacted IAC to discuss its proposal, indicating that IAC's proposal was inadequate and would not provide a basis for the Company to move forward. Morgan Stanley indicated that Care.com would likely move forward without IAC unless the revised offer was consistent with the feedback Morgan Stanley previously provided to IAC that the Care.com Board required a control premium to the share price as of the time of IAC's initial non-binding proposal. Also on December 17, 2019, Skadden provided a draft stockholder support agreement to Latham, which IAC requested be entered into by each of the Supporting Stockholders concurrently with the public announcement of a proposed transaction.

        At the end of the day on December 17, 2019, Ms. Marcelo provided an email update to the Care.com Board regarding the ongoing process with each of IAC and Sponsor G.

        On December 18, 2019, IAC submitted its best and final offer of a price of $15.00 in cash per share of common stock of Care.com, provided that the parties execute definitive transaction documentation no later than December 20, 2019. IAC's offer was not subject to any financing condition and did not require the rollover of any equity, but did require stockholder support agreements from each Supporting Stockholder.

        In the evening of December 18, 2019, the Care.com Board met telephonically, together with members of senior management and representatives of Morgan Stanley and Latham. Morgan Stanley provided an overview of discussions with the two remaining bidders, IAC and Sponsor G. Morgan Stanley indicated that Sponsor G would be providing a revised proposal on December 19, 2019 and had indicated to Morgan Stanley that it anticipated being able to sign and announce a transaction during the first week of January. Latham then provided an update on the negotiations of the draft merger agreement with IAC, and the benefits provided by a "two-step" tender offer structure for the proposed transaction. Latham reviewed again the Care.com Board's fiduciary duties, including in the context of its consideration and evaluation of potential sale transactions. Following review and discussion, the Care.com Board determined that Care.com should continue discussions with IAC and Sponsor G.

        On December 19, 2019, Sponsor G submitted a revised proposal to acquire Care.com for $14.00 per share in cash, subject to completion of definitive documentation, receipt of third party debt financing commitments and equity rollover by CapitalG.

        Later in the evening of December 19, 2019, the Care.com Board met telephonically, together with members of senior management and representatives of Morgan Stanley and Latham. Morgan Stanley informed the Care.com Board of Sponsor G's submission of its revised proposal to acquire the Company for a price of $14.00 per share in cash. Morgan Stanley then reviewed IAC's final proposal to acquire the Company for a price of a $15.00 in cash per share. Latham then provided an overview of provisions of the proposed merger agreement with respect to alternative acquisition proposals, as well as the other key items still open in the draft merger agreement with IAC. Following review and discussion, the Care.com Board instructed the Company's management and advisors to continue to negotiate the draft merger agreement with IAC and be prepared to execute and publicly announce a proposed transaction by December 20, 2019.

        Later in the evening of December 19, 2019 and into the early morning of December 20, 2019, the Company's management and advisors negotiated the final terms of the Merger Agreement with IAC and its advisors. In addition, during this period of time, representatives of Ms. Marcelo, CapitalG and Tenzing worked to negotiate the terms of the Support Agreements with IAC and its advisors, reaching agreement on the final form of the Support Agreements in the early morning of December 20, 2019.

        In the morning of December 20, 2019, the Care.com Board met telephonically, together with members of senior management and representatives of Morgan Stanley and Latham. At the meeting, Ms. Marcelo updated the Care.com Board on the status of the proposed transaction. Representatives of Latham reviewed the terms of the Merger Agreement and the Support Agreements, including the percentage of Shares and Preferred Shares that would be subject to the Support Agreements and further advised the Care.com Board on its fiduciary duties. Representatives of Morgan Stanley then reviewed its financial analysis of the $15.00 in cash per Share transaction price and rendered an oral opinion, confirmed by delivery of a written opinion dated December 20, 2019, to the Care.com Board to the effect that, as of that date and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken by Morgan Stanley as set forth in such written opinion, the $15.00 in cash per Share transaction consideration to be received pursuant to the Merger Agreement by the holders of Care.com's common stock was fair, from a financial point of view, to such holders, as more fully described under the section entitled "Opinion of Financial Advisor". After considering the proposed terms of the transaction with senior management and advisors, and taking into consideration the matters discussed during that meeting and prior meetings of the Care.com Board, including the factors described under the sections entitled "Recommendation of the Care.com Board" and "Reasons for the Care.com Board's Recommendation," the Care.com Board (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Care.com and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated hereby, including the Offer and the Merger, (iii) determined that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the Care.com's stockholders pursuant to Section 251(h) of the DGCL, and (iv) recommended that the Care.com's stockholders accept the Offer and tender their Shares or Preferred Shares, as applicable, to Merger Sub in response to the Offer.

        Later that morning on December 20, 2019, Care.com, IAC and Merger Sub executed and delivered the Merger Agreement and IAC, Merger Sub and the Supporting Stockholders executed and delivered the Support Agreement. On December 20, 2019, IAC and Care.com issued a joint press release announcing the transaction.

        On January 13, 2020, IAC commenced the Offer.

Reasons for Recommendation of the Care.com Board

        In reaching its decision to approve the Merger Agreement and the transactions contemplated therein (the "Transactions"), including the Offer and the Merger, and to recommend that its stockholders tender their Common Shares or Preferred Shares, as applicable, pursuant to the Offer, the Care.com Board evaluated the Transactions in consultation with Care.com's management, as well as Care.com's financial and legal advisors, and considered a number of factors, including the following material factors (which are not intended to be exhaustive and are not presented in any relative order of importance):

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  The Common Share Offer Price, and the fact that it represented a 60.60% premium to the closing price of Common Stock on August 14, 2019, (the day before Engine Capital L.P. issued a letter to the Care.com Board urging it to explore a sale), a 34.17% premium to the closing price of Common Stock on October 25, 2019, (the day that Bloomberg published an article after closing reporting that Care.com was working with advisors to explore a potential sale of the company), a 13.21% premium to the closing price of Common Stock on December 19, 2019 (the last trading day prior to the meeting of the Care.com Board to approve the Merger Agreement), and a 41.27% discount and 94.05% premium to the 52-week high and low Common Stock trading prices, respectively;

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  The Care.com Board's belief, after consultation with Care.com's management and advisors, that the Offer Price was more favorable to Care.com's stockholders than the potential value that would reasonably be expected to result from other alternatives reasonably available to Care.com, including the continued operation of Care.com on a standalone basis or a merger with or acquisition by another third party, in light of a number of factors, including:

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  The Care.com Board's familiarity with Care.com's business, results of operations, strategy and financial position and expectations concerning Care.com's future earnings and prospects, including the relative risks and uncertainties, including execution risks, associated with achieving expected future earnings and potential share price appreciation;

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  The Care.com Board's familiarity with and understanding of the operating environment for online care platforms such as Care.com;

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  The fact that the Transactions resulted from a strategic alternatives review process undertaken prior to the signing of the Merger Agreement, which included outreach to 4 potential strategic bidders and 17 potential private equity bidders as described under "—Background of the Offer and Merger", and which resulted in IAC's submission of its final offer of $15.00 per Common Share;

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  If there were another buyer capable of and willing to make a superior proposal to acquire Care.com, the Merger Agreement would permit Care.com to receive such a proposal on an unsolicited basis until completion of the Offer and, subject to certain conditions and limitations contained in the Merger Agreement, to accept such superior proposal (and thereby terminate the Merger Agreement and the Support Agreements); and

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  The strategic and financial alternatives reasonably available to Care.com, and the relative risks and uncertainties associated with those alternatives, none of which were deemed likely to result in value to Care.com's stockholders that would exceed the Offer Price on a present-value basis, taking into consideration the relative risks and uncertainties in Care.com's business and operations;

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  The Care.com Board's belief, after consultation with Care.com's management and financial advisors, that IAC was the most logical acquirer of Care.com and, in light of IAC's industry position, complementary businesses, and synergy opportunities, together with IAC's financial capacity and its industry position, that IAC would be the potential transaction partner most likely to offer the highest value to Care.com's stockholders;

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  The Care.com Board's belief, based on input from Care.com's senior management and advisors with respect to IAC's statements made and positions taken during negotiations, that the $15.00 in cash per Common Share price reflected in the Merger Agreement was the highest price that IAC would be willing to pay to acquire Care.com;

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  The fact that the Merger Agreement was the product of arms' length negotiations, as well as the Care.com Board's belief, based on input from Care.com's senior management and advisors with respect to IAC's statements made and positions taken during negotiations, that the Merger Agreement reflects the most favorable terms for Care.com and its stockholders on which IAC was willing to transact;

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  The fact that the Offer Price and the Merger Consideration will be paid in cash and provides certainty, immediate value and liquidity to Care.com stockholders;

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  The financial presentation and opinion, dated December 20, 2019, of Morgan Stanley as to the fairness, from a financial point of view and as of such date, of the Offer Price to be received in the Offer and Merger by the holders of Common Stock, which opinion was based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken, as more fully described under the section entitled "Opinion of Financial Advisor;"

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  The likelihood the Offer and the Merger will be consummated based upon, among other things, the limited number of conditions to the Offer and the Merger, the absence of a financing condition, the expectation that the regulatory approvals required to consummate the Transactions are reasonably likely to be obtained and the contractual commitments by IAC to use its reasonable best efforts to obtain such regulatory approvals (including, if necessary, to divest assets and accept other operational restrictions if necessary to obtain such regulatory approvals), and the remedies available under the Merger Agreement to Care.com in the event of any breaches by IAC;

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  The business reputation, capabilities and financial wherewithal of IAC, and the ability of IAC to complete the Offer and the Merger;

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  The Care.com Board considered the terms of the Merger Agreement permitting Care.com to respond to unsolicited alternative proposals, and the other related terms of the Merger Agreement, including:

  •
  Care.com's right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals made before the completion of the Offer, as more fully described in the subsection of Section 11 entitled "Purpose of the Offer and Plans for Care.com; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—No Solicitation" of the Offer to Purchase; and

  •
  the provision of the Merger Agreement allowing the Care.com Board to terminate the Merger Agreement (and thereby terminating the Support Agreements), in specified circumstances relating to a superior proposal, subject, in specified cases, to payment of a termination fee of $20 million, which amount the Care.com Board believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals, as more fully described in the sections entitled "Purpose of the Offer and Plans for Care.com; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—No Solicitation,"

      "Purpose of the Offer and Plans for Care.com; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Termination," and "Purpose of the Offer and Plans for Care.com; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Care.com Termination Fee" of the Offer to Purchase;

  •
  The fact that the Offer must be accepted by a majority of the voting power represented by the Common Shares and the Preferred Shares and, accordingly, the Care.com stockholders are free to evaluate the Offer and the Merger and determine whether to tender their Shares into the Offer;

  •
  The fact that the Support Agreements were executed and delivered by the Supporting Stockholders, holding in the aggregate approximately 24% of the voting power represented by the outstanding Common Shares and Preferred Shares (voting on an as-converted basis in accordance with the Certificate of Designations for the Preferred Shares as of January 9, 2020), committing to tender their Shares into the Offer; and

  •
  The availability of statutory appraisal rights to Care.com stockholders who do not tender Shares into the Offer and otherwise comply with the required procedures applicable to appraisal rights under Section 262 of the DGCL.

        The Care.com Board also considered the following potentially negative factors in its consideration of the Merger Agreement, the Support Agreements and the Transactions:

  •
  The risk that the public announcement of the execution of the Merger Agreement could affect Care.com's business, operations, stock price, and employees and Care.com's ability to retain key employees, Care.com's ability to effectively recruit replacement personnel if key personnel were to depart while the Merger is pending, and the potential adverse effects on Care.com's financial results associated with any related disruption in its business (including, a potential loss of customers, suppliers or business partners);

  •
  The fact that, after completion of the Offer and the Merger, Care.com stockholders will not participate in the future performance of Care.com's business and, accordingly, will not realize any potential future appreciation in the value of the Shares;

  •
  The interests of Care.com's directors and officers in the transaction as described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Care.com and its Executive Officers and Directors" above, which may be different from, or in addition to, the interests of the Care.com stockholders generally;

  •
  The risk that the Transactions could subject Care.com and its directors to litigation;

  •
  The fact that the terms of the Merger Agreement prohibit Care.com from soliciting, initiating or knowingly facilitating or encouraging the submission of any competing proposal from a third party;

  •
  The negative operating covenants of the Merger Agreement restrict the conduct of Care.com's business between the date of the Merger Agreement and the completion of the Merger;

  •
  The tax consequences to the Care.com stockholders who will generally be required to pay taxes on any gain that results from their receipt of the Offer Price and the Merger Consideration;

  •
  The substantial costs to be incurred in connection with the Transactions, including the transaction expenses arising from the Offer and the Merger and payments to the external advisors of Care.com;

  •
  The risk that failure to complete the Offer or the Merger could negatively affect the price of the Shares, the operating results of Care.com, particularly in light of the costs incurred in connection with the Transactions, and Care.com's ability to attract and retain customers and personnel and finance its operations;

  •
  The termination fee to be paid to IAC if the Merger Agreement is terminated under circumstances specified in the Merger Agreement, which may discourage other parties that would otherwise have an interest in acquiring Care.com;

  •
  The risk that the Transactions may not be consummated or that the closing may be delayed, including as a result of factors outside the control of Care.com or IAC;

  •
  The risk that Care.com management's attention and resources will be diverted from the operation of Care.com's business during the pendency of the Transactions, and the possibility of employee losses or adverse effects on Care.com's business relationships as a result of the announcement and pendency of the Transactions; and

  •
  The other risks described under "Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements."

        In considering the recommendation of the Care.com Board, you should be aware that certain directors and executive officers of Care.com may have interests in the Transactions that are different from, or in addition to, interests of Care.com stockholders generally and may create potential conflicts of interest. The Care.com Board was aware of these interests and considered them when evaluating and negotiating the Merger Agreement and the Transactions, including the Offer and the Merger, and when making its decision to approve the Merger Agreement and the Transactions, including the Offer and the Merger, and to recommend that its stockholders tender their Common Shares and Preferred Shares pursuant to the Offer. For additional information, see the section entitled "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Care.com and its Executive Officers and Directors."

        This discussion of the information and factors considered by the Care.com Board includes the material factors considered by the Care.com Board, but is not intended to be exhaustive and may not include all the factors considered by the Care.com Board. In view of the wide variety of factors considered, and the complexity of these matters, the Care.com Board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger Agreement and the Transactions, including the Offer and the Merger, and to recommend that its stockholders tender their Shares pursuant to the Offer. Rather, the Care.com Board viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it, including discussions with Care.com's management and financial and legal advisors. In addition, individual members of the Care.com Board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Care.com Board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled "Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements."

Certain Unaudited Prospective Financial Information

Management Baseline Projections

        Care.com does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability and subjectivity of the underlying assumptions and projections. However, in connection with the review of the Transactions, at the direction of the Care.com Board, Morgan Stanley, Care.com's financial advisor, utilized for purposes of its analysis certain non-public, internal financial estimates provided by Care.com management regarding Care.com's operations as a standalone, publicly listed company for the calendar years 2019 through 2022 (the "Management Baseline Projections"). The Management Baseline Projections reflect the following key considerations and assumptions as to the future financial performance of the Company:

  •
  Incremental investment in additional safety measures, as well as further investment in the core user experience and technology improvements;

  •
  Rate of length of paid time ("LOPT") growth accelerates in calendar year 2020 in line with historical increases and thereafter LOPT growth continues at a similar rate;

  •
  Care@Work continues to grow at rates similar to calendar year 2019 while profitability improves; and

  •
  Increased marketing spend in calendar year 2020 drives incremental member acquisition.

        Management advised the Care.com Board that the Management Baseline Projections represent Care.com management's best estimates of the future financial performance of Care.com and its business as a standalone public company.

        The Care.com Board reviewed the Management Baseline Projections at its meetings held on October 1, 2019 and October 17, 2019. After discussion with management and its advisors, the Care.com Board authorized Care.com's financial advisor to use the Management Baseline Projections for purposes of its financial analyses and fairness opinion summarized under "—Opinion of Financial Advisor" below. In addition, the Management Baseline Projections for 2019 and 2020 were made available to IAC in connection with its due diligence review of the Company. The inclusion of this information should not be regarded as an indication that Care.com or Morgan Stanley or any of their respective representatives or any other recipient of this information considered, or now considers, the Management Baseline Projections to be necessarily predictive of future results.

        The following tables summarize the Management Baseline Projections as described above:

	2019E	2020E	2021E	2022E
Revenue	$210	$228	$253	$284
Adjusted EBITDA(1)	$22	$24	$25	$31
Adjusted EBIT(2)	$20	$21	$23	$29
Stock Based Compensation	—	(14)	(15)	(16)
Taxes Pre-NOL Utilization	—	(2)	(2)	(4)
Tax Savings from NOL Utilization	—	6	6	8
Depreciation & Amortization	—	3	2	2
Decrease (Increase) in Net Working Capital	—	3	4	5
Capital Expenditure	—	(1)	(1)	(1)
Unlevered Free Cash Flow(3)	—	$16	$18	$24

(all amounts in the table above are in USD and expressed in millions)

(1)
Care.com defines Adjusted EBITDA as net income / (loss) before the accretion of preferred stock dividends and issuance costs, federal, state and franchise taxes, other income (expense), net, depreciation and amortization, stock-based compensation, the accretion of contingent consideration, merger and acquisition related costs, and other unusual or non-cash significant adjustments, such as impairment and restructuring charges.

(2)
Care.com defines Adjusted EBIT as net / (loss) before the accretion of preferred stock dividends and issuance costs, federal, state and franchise taxes, other income (expense), net, stock-based compensation, the accretion of contingent consideration, merger and acquisition related costs, and other unusual or non-cash significant adjustments, such as impairment and restructuring charges.

(3)
Using the information set forth in the Management Baseline Plan, Morgan Stanley calculated Unlevered Free Cash Flow as Adjusted EBIT less stock-based compensation, less taxes (net of tax savings from the utilization of the Company's net operating loss tax attributes), less capital expenditures, plus depreciation and amortization, less increases in net working capital and plus decreases in net working capital, which calculations were approved by Care.com management for Morgan Stanley's use.

Transformational Growth Plan

        In connection with its review of strategic alternatives, Care.com management, in consultation with Activate, also developed an alternative business strategy that was considered by the Care.com Board and referred to as the "Transformational Growth Plan". The Transformational Growth Plan reflects the following key considerations and assumptions as to the future financial performance of the Company:

  •
  Acceleration in the growth of direct marketing spend resulting in incremental member acquisition and increased growth rates of end of period paying members;

  •
  Additional investments in on-demand booking services and senior care verticalization leading to incremental member acquisition and improvements in LOPT; and

  •
  Introduction of on-demand booking services to Care@Work to expand the market opportunity and improve gross margins.

        The Care.com Board determined, after discussions with Care.com management and its advisors that, although potentially attractive to an acquirer of Care.com who could make significant investment in the business for long-term growth, notwithstanding significant near-term reductions in revenue growth and Adjusted EBITDA margin, the Transformational Growth Plan carried too much execution and market risk for Care.com to pursue as a standalone public company. The Care.com Board also determined, after discussions with its advisors, that the Transformational Growth Plan would be made available, on a confidential basis, to interested parties who participated in the strategic alternatives review process, including IAC, given the opportunity for potentially interested parties to execute the growth strategy reflected in the Transformational Growth Plan as a private company following a sale transaction. Accordingly, the Care.com Board instructed Morgan Stanley to encourage potential interested parties to develop transaction proposals that reflected the potential higher value to such party of executing the Transformational Growth Plan.

        The following table summarizes the Transformational Growth Plan as described above:

	2019E	2020E	2021E	2022E
Revenue	$210	$233	$290	$362
Adjusted EBITDA(1)	$22	$11	$25	$56
Adjusted EBIT(2)	$20	$9	$22	$53

(all amounts in the table above are in USD and expressed in millions)

(1)
Care.com defines Adjusted EBITDA as net income / (loss) before the accretion of preferred stock dividends and issuance costs, federal, state and franchise taxes, other income (expense), net, depreciation and amortization, stock-based compensation, the accretion of contingent consideration, merger and acquisition related costs, and other unusual or non-cash significant adjustments, such as impairment and restructuring charges.

(2)
Care.com defines Adjusted EBIT as net / (loss) before the accretion of preferred stock dividends and issuance costs, federal, state and franchise taxes, other income (expense), net, stock-based compensation, the accretion of contingent consideration, merger and acquisition related costs, and other unusual or non-cash significant adjustments, such as impairment and restructuring charges.

        The summary of the Management Baseline Projections and Transformational Growth Plan (collectively, the "Projections") set forth above is included solely to give Care.com stockholders access to certain financial projections that were made available to the Care.com Board, Morgan Stanley and, with respect to the Management Baseline Projections for 2019 and 2020 and the Transformational Growth Plan, IAC. The Projections were prepared by management for internal use only and not with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles ("GAAP"). Neither Care.com's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included above, or expressed any opinion or any other form of assurance on such information or its achievability.

        The Projections reflect numerous estimates and assumptions made by management with respect to general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Care.com's control. The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are completed. The inclusion of the Projections should not be regarded as an indication that Care.com or anyone else who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Neither Care.com nor any other person intends to, and disclaims any obligation to, update, revise or correct the Projections if any of them are or become inaccurate (even in the short term).

        In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Care.com's business and its results of operations. The Projections also reflect assumptions as to certain business decisions that are subject to change.

        By including the summary of the Projections in this Schedule 14D-9, none of Care.com or any of its respective affiliates or representatives has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of Care.com, IAC, Merger Sub or any of their respective affiliates compared to the information contained in the Projections. Care.com has made no representation to IAC or Merger Sub, in the Merger Agreement or otherwise, concerning the Projections. Neither Care.com nor any of its respective affiliates assumes any responsibility to holders of Shares or Preferred Shares for the accuracy of this information.

        The Projections summarized in this section were prepared during the periods described above and have not been updated to reflect any changes after the date they were prepared. The Projections do not take into account any circumstances or events occurring after the date they were prepared. Stockholders are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

Opinion of Care.com's Financial Advisor

        The Care.com Board retained Morgan Stanley to provide it with financial advisory services in connection with a review of strategic alternatives available to Care.com, including the proposed IAC transaction, and, if requested by Care.com, a financial opinion with respect thereto. The Care.com

Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in Care.com's industry and its knowledge of the business and affairs of Care.com. At a meeting of the Care.com Board on December 20, 2019, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in a written opinion dated December 20, 2019, to the Care.com Board to the effect that, as of the date of the opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the Offer Price and the Merger Consideration to be received by the holders of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to the holders of such Common Shares.

        The full text of Morgan Stanley's written opinion to the Care.com Board, dated December 20, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this Schedule 14D-9 as Annex I and is incorporated by reference herein in its entirety. The foregoing summary of Morgan Stanley's opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley's opinion and the summary of Morgan Stanley's opinion below carefully and in their entirety. Morgan Stanley's opinion was for the benefit of the Care.com Board, in its capacity as such, and addressed only the fairness from a financial point of view of the Offer Price and the Merger Consideration to be received by the holders of Common Shares pursuant to the Merger Agreement, as of the date of the opinion, and does not address any other aspects or implications of the Offer or the Merger. Morgan Stanley's opinion was not intended to, and does not constitute advice or a recommendation as to whether stockholders of Care.com should tender their Common Shares in the Offer or to take any other action with respect to the Offer or the Merger.

        In connection with rendering its opinion, Morgan Stanley, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information of Care.com;

  •
  reviewed certain internal financial statements and other financial and operating data concerning Care.com;

  •
  reviewed certain financial forecasts prepared by Care.com's management, including the Management Baseline Projections summarized under "—Certain Unaudited Prospective Financial Information—Management Baseline Projections";

  •
  discussed the past and current operations and financial condition and the prospects of Care.com with senior executives of Care.com;

  •
  reviewed the reported prices and trading activity for the Common Shares;

  •
  compared the financial performance of Care.com and the prices and trading activity of the Common Shares with that of certain other publicly-traded companies comparable with Care.com, and their securities;

  •
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  •
  participated in certain discussions and negotiations among representatives of Care.com and IAC and certain parties and their financial and legal advisors;

  •
  reviewed the Merger Agreement and certain related documents; and

  •
  performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

        In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Care.com, and formed a substantial basis for its opinion. With respect to the Management Baseline Projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the then best currently available estimates and judgments of Care.com's management of the future financial performance of Care.com. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Care.com and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley is not a legal expert, and for purposes of its analysis Morgan Stanley did not make any assessment of the status of any outstanding litigation involving Care.com and excluded the effects of any such litigation in its analysis.

        Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Care.com's officers, directors or employees, or any class of such persons, relative to the Offer Price or the Merger Consideration to be paid to the holders of Common Shares in the Offer and the Merger. Morgan Stanley expressed no opinion as to the relative fairness of any portion of the consideration to holders of any series of preferred stock of Care.com. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Care.com or IAC, nor was it furnished with any such valuations or appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, December 20, 2019. Events occurring after such date may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm the opinion.

Summary of Financial Analyses

        The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion delivered on December 20, 2019, and the preparation of its written opinion letter dated December 20, 2019 to the Care.com Board. The following summary is not a complete description of Morgan Stanley's opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 18, 2019, and is not necessarily indicative of current market conditions. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley's opinion. In performing the financial analysis summarized below and arriving at its opinion, Morgan Stanley used and relied upon the Management Baseline Projections, which are more fully described under "—Certain Unaudited Prospective Financial Information—Management Baseline Projections."

        Except as otherwise noted below, for purposes of its analysis, Morgan Stanley included the Common Shares issuable upon the conversion of the Preferred Shares in the calculation of the issued and outstanding Common Shares, assuming the Preferred Shares were in-the-money, on a fully-diluted basis and excluded the impact of the liquidation preference payable to holders of Preferred Shares upon a change of control. To the extent such Preferred Shares were out-of-the-money, the Preferred Shares were treated as a debt-like item for purposes of any aggregate value, equity value and price per share calculation. Such Preferred Shares balance, including accrued payment in kind interest, was estimated by Morgan Stanley to be approximately $56 million as of December 31, 2019. Further, for purposes of calculating fully diluted Shares outstanding, Morgan Stanley also utilized the basic shares and dilutive securities schedule as of November 30, 2019 as provided by Care.com management, which included approximately 33.1 million outstanding Common Shares, approximately 2.1 million outstanding Care.com RSUs and approximately 3.0 million outstanding Care.com Options.

Comparable Company Analysis

        Morgan Stanley performed a public trading comparables analysis, which is designed to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for Care.com with comparable publicly available consensus equity analyst research estimates for selected companies, selected based on Morgan Stanley's professional judgement and experience, that share similar business characteristics and/or other similar operating characteristics (these companies are referred to as the "comparable companies"). The following list sets forth the comparable companies that were reviewed in connection with this analysis:

Comparable Companies:

  •
  ANGI Homeservices

  •
  Chegg

  •
  Etsy

  •
  Fiverr

  •
  Grubhub

  •
  Lyft

  •
  Match Group

  •
  Shutterstock

  •
  TripAdvisor

  •
  Uber

  •
  Upwork

  •
  Yelp

  •
  Zillow

        For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value ("AV"), which Morgan Stanley defined as fully-diluted market capitalization plus debt, preferred equity and non-controlling interest (as applicable) less cash and cash equivalents, to estimated Adjusted EBITDA (calculated as net income excluding net interest expense, income tax expense, depreciation and amortization, and stock based compensation) ("AV/Adj. EBITDA"), for calendar years 2019 and 2020, of Care.com and each of the comparable companies based on publicly available financial information for comparison purposes. For the AV calculation of Care.com, Morgan Stanley included the book value of certain contingent acquisition consideration payable by Care.com as reported on November 6, 2019 in Care.com's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

        For purposes of this analysis of the comparable companies, Morgan Stanley utilized publicly available estimates of Adjusted EBITDA (to conform to Care.com's non-GAAP internal reporting), compiled by Thomson Reuters, prepared by equity research analysts, available as of December 18, 2019.

        The following table presents the results of this analysis:

Comparable Company	AV/ CY2019E Adj. EBITDA	AV/ CY2020E Adj. EBITDA
ANGI Homeservices	20.9x	17.7x
Chegg	41.4x	30.9x
Etsy	28.2x	22.6x
Fiverr	N.M.	N.M.
Grubhub	25.0x	37.9x
Lyft	N.M.	N.M.
Match Group	29.0x	24.6x
Shuttershock	12.5x	12.2x
TripAdvisor	7.9x	7.5x
Uber	N.M.	N.M.
Upwork	N.M.	N.M.
Yelp	10.2x	8.4x
Zillow	N.M.	N.M.

*
Multiples greater than 60.0x (or negative multiples) deemed not meaningful for Morgan Stanley's analysis and labeled as "N.M."

        Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, which included consideration of the revenue growth and Adjusted EBITDA margins of each of the comparable companies as compared to the revenue growth and Adjusted EBITDA margins of Care.com, Morgan Stanley selected representative ranges of AV/Adj. EBITDA for calendar years 2019 and 2020, as set forth in the table below. Morgan Stanley then applied those representative ranges to the corresponding Care.com statistic as set forth in the Management Baseline Projections. Care.com estimated Adjusted EBITDA used in this analysis as set forth in the Management Baseline Projections was $22 million and $24 million for 2019 and 2020, respectively. Based on the issued and outstanding Common Shares on a fully-diluted basis as of December 31, 2019, as determined using the treasury stock method, including Common Shares issuable upon the conversion of Preferred Shares, assuming such Preferred Shares were in-the-money, which was based on the outstanding basic shares and dilutive securities schedule provided by Care.com as of November 30, 2019 (the latest basic share count and dilutive securities schedule provided to IAC prior to submission of its final proposal) and estimated cash and cash equivalents and contingent acquisition consideration (on a net basis) as provided by Care.com as of December 31, 2019 of approximately $129 million as well as the face value, including accrued payment-in-kind interest, of the Preferred Shares to the extent such Preferred Shares were not in-the-money, the analysis resulted in a range of estimated implied values for the Common Shares, rounded to the nearest $0.25, as follows:

	Selected Comparable Care.com Multiple Ranges	Implied Equity Value Per Common Share
Aggregate Value to Estimated 2019 Adj. EBITDA	9.5x - 11.5x	$8.00 - 9.25
Aggregate Value to Estimated 2020 Adj. EBITDA	9.0x - 11.0x	$8.00 - 9.25

        No company utilized in the public trading comparables analysis is identical to Care.com. In evaluating the comparable companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond Care.com's control. These include, among other things, the impact of competition on Care.com's business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Care.com and the industry, and in the financial markets in general.

Discounted Equity Value Analysis

        Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into a theoretical estimate of the future implied value of a company's common equity as a function of that company's estimated future financial performance and a theoretical range of trading multiples. The resulting estimated future implied value is subsequently discounted back to the present day at that company's cost of equity in order to arrive at an illustrative estimate of the present value for that company's theoretical future implied stock price.

        Using the Management Baseline Projections, Morgan Stanley calculated ranges of implied equity values per Common Share as of December 31, 2019. To calculate the discounted equity value per Common Share, Morgan Stanley used the next twelve months ("NTM") Adj. EBITDA as of December 31, 2020 and December 31, 2021 (as provided in the Management Baseline Projections). Morgan Stanley calculated the future equity value per Common Share at the end of calendar years 2020 and 2021 by applying an Adjusted EBITDA multiple range of 11.0x to 13.0x (which Morgan Stanley selected based on the application of Morgan Stanley's professional judgment and experience) to Care.com's NTM Adj. EBITDA as of December 31, 2020 and December 31, 2021 (as provided in the Management Baseline Projections), respectively, in order to reach a future implied aggregate value, and then added projected cash and cash equivalents and subtracted contingent acquisition consideration and the face value, including accrued payment-in-kind interest, of the Preferred Shares to the extent such Preferred Shares were not in-the-money as of December 31, 2020 and December 31, 2021, respectively, as well as the cumulative impact of stock based compensation from November 30, 2019 to December 31, 2020 and December 31, 2021, respectively, to reach a future implied equity value, which was then divided by Care.com's fully diluted share count as of December 31, 2020 and December 31, 2021, respectively, including Common Shares issuable upon the conversion of Preferred Shares, including accrued payment-in-kind interest to December 31, 2020 and December 31, 2021, as appropriate, assuming such Preferred Shares were in-the-money as of December 31, 2020 and December 31, 2021, as appropriate, as determined under the treasury stock method, which was based on the outstanding basic shares and dilutive securities schedule provided to Morgan Stanley by Care.com as of November 30, 2019 (the latest basic share count and dilutive securities schedule provided to IAC prior to submission of its final proposal). Morgan Stanley then discounted the resulting implied future equity value per share at a discount rate equal to Care.com's assumed mid-point cost of equity of 11.5%. The cost of equity was selected based on the application of Morgan Stanley's professional judgment and experience and the Capital Asset Pricing Model, with the market data used to calculate the estimated cost of equity based on market data as of December 18, 2019. Based on these calculations, this analysis indicated a range of implied equity values for the Common Shares, rounded to the nearest $0.25, of $8.75 to $10.50 per share.

Discounted Cash Flow Analysis

        Morgan Stanley performed a discounted cash flow ("DCF") analysis to derive an implied fully diluted equity value per share reference range for the Common Shares.

        A DCF analysis is designed to provide an implied value of a company by calculating the present value of estimated future unlevered free cash flows and terminal value of the company. The "unlevered free cash flows" refer to a calculation of the future cash flows of an asset without including in such calculation any debt-servicing costs. For purposes of Morgan Stanley's DCF analysis, unlevered free cash flow was calculated as Adjusted EBITDA less stock-based compensation, less taxes (net of tax savings from the utilization of the Company's net operating loss tax attributes), less capital expenditures, less increases in net working capital and plus decreases in net working capital. The present value of a terminal value, representing the value of unlevered free cash flows beyond the end of the forecast period, is added to arrive at a total aggregate value. Outstanding debt and debt-like items are subtracted and outstanding cash and cash equivalents are added to arrive at an equity value. For purposes of the DCF analysis, estimated cash and cash equivalents and contingent acquisition consideration (on a net basis) as provided by Care.com as of December 31, 2019 of approximately $129 million was utilized, and the face value, including accrued payment-in-kind interest, of the Preferred Shares as of December 31, 2019 was treated as a debt-like item to the extent such Preferred Shares were not in-the-money. The equity value is then divided by the fully diluted share count as determined under the treasury stock method, including Common Shares issuable upon the conversion of Preferred Shares as of December 31, 2019, assuming such Preferred Shares were in-the-money, which was based on the outstanding basic shares and dilutive securities schedule provided by Care.com as of November 30, 2019 (the latest basic share count and dilutive securities schedule provided to IAC prior to submission of its final proposal) in order to arrive at an implied value per Common Share.

        Morgan Stanley calculated the unlevered free cash flows that Care.com was forecasted to generate as contained in the Management Baseline Projections for 2020 through 2024, as well as top-line extrapolations of such financial forecasts for 2025 through 2029, including the cash flow impact from Care.com's utilization of net operating losses for such periods, as provided by Care.com's management. Morgan Stanley also calculated a range of terminal values for Care.com at December 31, 2029 by applying a perpetual growth rate ranging from 2.0% to 4.0% to the normalized unlevered free cash flows of Care.com for calendar year 2029. Morgan Stanley selected this perpetual growth rate range based on the application of Morgan Stanley's professional judgment and experience. The unlevered free cash flows, (other than the tax savings from net operating loss utilization) and the range of terminal values were then discounted to present values at December 31, 2019 using a range of discount rates from 10.5% to 12.5%, which range of discount rates was selected, upon the application of Morgan Stanley's professional judgment and experience, to reflect Care.com's estimated weighted average cost of capital and the tax savings from net operating loss utilization were discounted to present values at December 31, 2019 using a range of discount rates from 10.5% to 12.5%, which range of discount rates was selected, upon the application of Morgan Stanley's professional judgment and experience, to reflect Care.com's estimated cost of equity. The market data used to calculate the estimated weighted average cost of capital and the estimated cost of equity was based on market data as of December 18, 2019.

        This analysis indicated a range of implied equity values for the Common Shares, rounded to the nearest $0.25, of $13.25 to $18.25 per share.

Precedent Transactions Analysis

        Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the Offer and the Merger. Morgan Stanley compared publicly available statistics for selected transactions involving businesses that Morgan Stanley judged to be similar in certain respects to Care.com's business and aspects thereof based on Morgan Stanley's experience and familiarity with Care.com's industry. Morgan Stanley selected such comparable transactions because they shared certain characteristics with the Offer and the Merger, most notably because they were in the internet sector. Morgan Stanley reviewed the transactions below for, among other things, the ratio of the AV of each transaction to each target company's Adjusted EBITDA for the prior 12-month period as of the transaction announcement date based on publicly available estimates as of the date of such announcement ("LTM Adj. EBITDA").

Announcement Date	Target	Acquirer	AV/LTM Adj. EBITDA
10/22/2012	Ancestry.com	Permira	9.9x
2/13/2015	Orbitz	Expedia	10.2x
11/2/2015	Constant Contact	Endurance	13.8x
11/4/2015	HomeAway	Expedia	34.5x
2/1/2016	Vivid Seats	Vista Equity Partners	15.0x
4/10/2017	Retailmenot	Harland Clarke	7.4x
5/1/2017	Angies List	IAC	19.3x
5/1/2017	Vivid Seats	GTCR	15.7x
6/1/2017	A Place for Mom	General Atlantic / Silver Lake	23.8x
7/3/2017	Bankrate	Red Ventures	11.4x
7/24/2017	WebMD	Internet Brands	12.6x
5/11/2018	ZPG	Silver Lake	24.8x
6/21/2018	Web.com	Siris Capital	11.0x
9/25/2018	XO Group	Permira	23.6x

        Based on the results of this analysis and its professional judgment and experience, Morgan Stanley applied an AV/LTM Adj. EBITDA range of 12.0x to 18.0x to Care.com's projected LTM Adj. EBITDA as of December 31, 2019 of $22 million as set forth in the Management Baseline Projections. Based on the issued and outstanding Common Shares on a fully-diluted basis as of December 31, 2019 as determined under the treasury stock method, including Common Shares issuable upon the conversion of Preferred Shares, assuming such Preferred Shares were in-the-money, as provided by Care.com as of November 30, 2019 (the latest basic share count and dilutive securities schedule provided to IAC prior to submission of its final proposal), and estimated net cash and cash equivalents and contingent acquisition consideration as provided by Care.com as of December 31, 2019 of approximately $129 million as well as the face value, including accrued payment-in-kind interest, of the Preferred Shares as of December 31, 2019 to the extent such Preferred Shares were not in-the-money, this analysis resulted in a range of estimated implied values for the Common Shares, rounded to the nearest $0.25, of $9.50 to $12.75 per share.

        No company or transaction utilized in the precedent transactions analysis is identical to Care.com or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond Care.com's control. These include, among other things, the impact of competition on Care.com's business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Care.com and the industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Other Information

        Morgan Stanley observed additional factors that were not considered part of Morgan Stanley's financial analysis with respect to its opinion, but which were noted as reference data for the Care.com Board, including the following.

Illustrative Leveraged Buyout Analysis

        For reference only, and not as a component of its fairness analysis, Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might affect a leveraged buyout of Care.com under current market conditions. Morgan Stanley based its analysis on the Management Baseline Projections. Morgan Stanley assumed a transaction date of December 31, 2019 and a five-year investment period ending December 31, 2024. Morgan Stanley also made certain other assumptions, including (i) a multiple of 5.0x of total debt to Care.com LTM Adj. EBITDA of $22 million, (ii) debt financing and transaction expenses based on prevailing market terms at the time of the analysis (including an interest rate of 12.5%), (iii) a range from 12.0x to 18.0x of AV/LTM Adj. EBITDA exit multiples, and (iv) a target range of annualized internal rates of return for the financial sponsor of 15% to 25%. Morgan Stanley selected the leverage multiple, financing terms, exit multiple and target internal rate of return based upon the application of its professional judgment and experience. Based on these calculations, this analysis indicated a range of implied equity values for the Common Shares, rounded to the nearest $0.25, of $8.25 to $14.50 per share.

Equity Research Analysts' Price Target Analysis

        For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed and analyzed future public market trading price targets for the Common Shares prepared and published by equity research analysts prior to December 18, 2019. These targets reflected each analyst's estimate of the future public market trading price of the Common Shares. The range of undiscounted analyst price targets for the Common Shares was $12.00 to $14.00 per Common Share as of December 18, 2019 as reported by Capital IQ. Morgan Stanley discounted the range of analyst price targets per Common Share by one year at a rate of 11.5%, which discount rate was selected by Morgan Stanley, upon the application of its professional judgment and experience and the Capital Asset Pricing Model, to reflect Care.com's mid-point cost of equity, with the market data used to calculate the estimated cost of equity based on market data as of December 18, 2019. This analysis indicated a range of implied equity values for the Common Shares, rounded to the nearest $0.25, of $10.75 to $12.50 per share.

        The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Common Shares, and these estimates are subject to uncertainties, including the future financial performance of Care.com and future financial market conditions.

Historical Trading Range Analysis

        For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed the historical trading range of the Common Shares for the three-month period based on calendar days ending on October 25, 2019 (the last trading day prior to the publication of a report disclosing Care.com's exploration of a potential sale). Morgan Stanley observed that, during this period, the high and low closing prices of the Common Shares were $7.73 and $11.53 per share, respectively.

General

        In connection with the review of the Offer and the Merger by the Care.com Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Care.com. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond Care.com's control. These include, among other things, the impact of competition on Care.com's business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Care.com and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Offer Price and the Merger Consideration to be received by the holders of Common Shares pursuant to the Merger Agreement and in connection with the delivery of its oral opinion on December 20, 2019, to the Care.com Board. These analyses do not purport to be appraisals or to reflect the prices at which the Common Shares might actually trade.

        The Offer Price and the Merger Consideration to be received by the holders of Common Shares pursuant to the Merger Agreement was determined through arm's length negotiations between Care.com and IAC and was approved by the Care.com Board. Morgan Stanley acted as financial advisor to the Care.com Board during these negotiations but did not, however, recommend any specific form or amount of consideration to Care.com or the Care.com Board, nor did Morgan Stanley opine that any specific form or amount of consideration constituted the only appropriate consideration. Morgan Stanley's opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to Care.com, nor does it address the underlying business decision of Care.com to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. Morgan Stanley's opinion was not intended to, and does not, constitute advice or a recommendation as to whether Care.com stockholders should tender their Shares in the Offer, or whether the stockholders should take any other action in connection with the Offer or the Merger. In addition, Morgan Stanley's opinion did not in any manner address the prices at which the Common Shares will trade at any time.

        Morgan Stanley's opinion and its presentation to the Care.com Board was one of many factors taken into consideration by the Care.com Board in deciding to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Care.com Board with respect to the Offer Price and the Merger Consideration to be received by the holders of Common Shares pursuant to the Merger Agreement or of whether the Care.com Board would have been willing to agree to different consideration. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley's customary practice.

        Morgan Stanley, together with its affiliates, is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of IAC and its affiliates, Care.com, or any other company, or any currency or commodity, that may be involved in the merger, or any related derivative instrument.

        Under the terms of its engagement letter, Morgan Stanley provided Care.com financial advisory services and a financial opinion, described in this section and attached as Annex I to this Schedule 14D-9, in connection with the Offer and the Merger. Care.com has agreed to pay Morgan Stanley an aggregate fee of approximately $13 million for its services, approximately $1 million of which was payable in connection with the delivery of the fairness opinion and approximately $12 million of which is contingent upon consummation of the Offer and the Merger. Care.com has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses, including fees of outside counsel and other professional advisors, incurred from time to time in connection with this engagement. In addition, Care.com has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain losses, claims, damages, liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with Morgan Stanley's engagement.

        In the two years prior to the date of its opinion, except for its current engagement as financial advisor to Care.com, Morgan Stanley and its affiliates have not been engaged on any financial advisory or financing assignments for Care.com or IAC, and have not received any fees for such services from either Care.com or IAC during this time. Morgan Stanley and its affiliates may seek to provide financial advisory or financing services to Care.com or IAC in the future and would expect to receive fees for the rendering of these services.

Intent to Tender

        To the knowledge of Care.com, after making reasonable inquiry, each executive officer, director and affiliate of Care.com currently intends to tender, or cause to be tendered pursuant to the Offer, all Shares held of record or beneficially owned by such persons and eligible for tender immediately prior to the expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

        Care.com has retained Morgan Stanley as its financial advisor in connection with a review of strategic alternatives available to Care.com and the potential execution of a transaction. Information pertaining to the retention of Morgan Stanley by Care.com is set forth in "Item 4. The Solicitation or Recommendation—Opinion of Care.com's Financial Advisor."

        Neither Care.com nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Care.com on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        No transactions with respect to our Common Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except as described elsewhere in this Schedule 14D-9 and below:

Name of Person	Transaction Date	Number of Common Shares	Price Per Common Share	Nature of Transaction
Care.com, Inc.	December 9, 2019	6,740	N/A	Common Shares issued to David Krupinski, Chief Technology Officer and Chief Safety and Cybersecurity Officer, upon vesting of Time-Based Care.com RSUs.
Care.com, Inc.	December 9, 2019	2,248	N/A	Common Shares issued to Melanie Goins, General Counsel and Secretary, upon vesting of Time-Based Care.com RSUs.
Care.com, Inc.	December 9, 2019	5,378	N/A	Common Shares issued to Michael Goss, Acting Chief Financial Officer, upon vesting of Time-Based Care.com RSUs.
Care.com, Inc.	December 9, 2019	376	N/A	Common Shares issued to Marla Blow, a director, upon vesting of Time-Based Care.com RSUs.
Care.com, Inc.	December 9, 2019	2,690	N/A	Common Shares issued to Duncan Robertson, a director, upon vesting of Time-Based Care.com RSUs.
Care.com, Inc.	December 9, 2019	350	N/A	Common Shares issued to Daniel Yoo, a director, upon vesting of Time-Based Care.com RSUs.
Care.com, Inc.	December 9, 2019	376	N/A	Common Shares issued to William Harris, a director, upon vesting of Time-Based Care.com RSUs.
Care.com, Inc.	December 9, 2019	3,227	N/A	Common Shares issued to George Bell, a director, upon vesting of Time-Based Care.com RSUs.
Care.com, Inc.	December 9, 2019	22,815	N/A	Common Shares issued to Sheila Lirio Marcelo, Chief Executive Officer, President and a director, and her husband upon vesting of Time-Based Care.com RSUs.
David Krupinski	December 12, 2019	2,926	$12.69	Common Shares sold by David Krupinski, Chief Technology Officer and Chief Safety and Cybersecurity Officer, to pay taxes due upon vesting of Time-Based Care.com RSUs.
Melanie Goins	December 12, 2019	646	$12.69	Common Shares sold by Melanie Goins, General Counsel and Secretary, to pay taxes due upon vesting of Time-Based Care.com RSUs.

Name of Person	Transaction Date	Number of Common Shares	Price Per Common Share	Nature of Transaction
Michael Goss	December 12, 2019	1,554	$12.69	Common Shares sold by Michael Goss, Acting Chief Financial Officer, to pay taxes due upon vesting of Time-Based Care.com RSUs.
Sheila Lirio Marcelo and her husband	December 12, 2019	9,722	$12.69	Common Shares sold by Sheila Lirio Marcelo, Chief Executive Officer, President and a director, and her husband to pay taxes due upon vesting of Time-Based Care.com RSUs.
Care.com, Inc.	December 29, 2019	142,544	N/A

Additional Common Shares issuable upon conversion of Preferred Shares held by CapitalG LP. Holders of Preferred Shares are entitled to cumulative dividends, whether or not declared by the Care.com Board, at the rate of 5.50% per annum, payable semi-annually in arrears on June 29 and December 29 of each year, by increasing the liquidation preference of each Preferred Share. Accordingly, the liquidation preference of each Preferred Share increased on December 29, 2019, such that the number of Preferred Shares held by CapitalG LP remained the same, but an additional 142,544 Common Shares are issuable upon conversion of such Preferred Shares.

Care.com, Inc.	December 31, 2019	998	$15.03	Common Shares issued to Duncan Robertson, a director, in lieu of board retainer fees of $15,000.
Care.com, Inc.	December 31, 2019	715	$15.03	Common Shares issued to William Harris, a director, in lieu of board retainer fees of $10,750.
Care.com, Inc.	December 31, 2019	831	$15.03	Common Shares issued to Daniel Yoo, a director, in lieu of board retainer fees of $12,500.

Item 7.    Purposes of the Transaction, Plans or Proposals.

        (a)   Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Care.com, any subsidiary of Care.com or any other person.

        (b)   Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Care.com or any subsidiary of Care.com, (ii) any purchase, sale or transfer of a material amount of assets of Care.com or any subsidiary of Care.com, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Care.com.

        (c)   We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition proposals. In addition, we have agreed to certain procedures that we must follow in the event Care.com receives an unsolicited acquisition proposal. The information set forth in Section 11—"Purpose of the Offer and Plans for Care.com; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

        (d)   Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Care.com Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Golden Parachute Compensation

        The information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference, including, without limitation, the table under the heading "—Quantification of Payments and Benefits to Care.com's Named Executive Officers."

Conditions of the Offer

        The information set forth in Section 13—"Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

        On December 20, 2019, the Care.com Board (i) determined that the Transactions are advisable, fair to and in the best interests of Care.com and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the Transactions contemplated hereby, including the Offer and the Merger, (iii) determined that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of Care.com's stockholders pursuant to Section 251(h) of the DGCL, and (iv) recommended that Care.com's stockholders accept the Offer and tender their Common Shares or Preferred Shares, as applicable, to Merger Sub in response to the Offer.

        If Merger Sub acquires, pursuant to the Offer, a number of Common Shares and Preferred Shares that, considered together with all other Common Shares and Preferred Shares (if any) then owned by IAC equals at least a majority of the voting power represented by the Common Shares and Preferred Shares (voting on an as-converted basis in accordance with the Certificate of Designations for the Preferred Shares) that are then issued and outstanding, Merger Sub will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

        A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

        As a Delaware corporation, Care.com is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 restricts an "interested stockholder" (including a person who beneficially owns or has the right to acquire 15% or more of a corporation's outstanding voting stock and the affiliates and associates of such person) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) at or following the time at which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

        In accordance with the provisions of Section 203, the Care.com Board has approved the Merger Agreement, the Support Agreements and the Transactions, including the Offer and the Merger, for purposes of Section 203, as a result of which the Merger Agreement and the Transactions are not and will not be subject to any restrictions under Section 203. Furthermore, neither IAC nor Merger Sub is, nor at any time during the last three years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.

        We are not aware of any other state anti-takeover laws or regulations that are applicable to the Transactions, including the Offer and the Merger, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above.

Notice of Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Care.com who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing (and for which appraisal rights have not been waived) and who otherwise in all respects, properly exercise and perfect a demand for and are entitled to appraisal for such shares in accordance with Section 262 of the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery (the "Delaware Court") and to receive payment in cash of the "fair value" of their Shares immediately before the Effective Time in accordance with Section 262 of the DGCL.

        Stockholders should be aware that the fair value of their Shares as determined by the Delaware Court could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

        The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. Failure to follow any of the procedures of Section 262 of the DGCL will result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Care.com will take no action to perfect any appraisal rights of any stockholder.

        All references in Section 262 of the DGCL and in this summary to a "stockholder" or "holder" are to the record holder of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest).

        Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex II. If the notice of the availability of appraisal rights does not include notice of the effective date of the merger, within 10 days after the effective date, the surviving corporation, must notify each stockholder who has complied with Section 262 of the DGCL and has not voted in favor of or consented to the merger that the merger has become effective; provided, however, that if such notice is sent later than the later of the consummation of the offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with Section 262 of the DGCL.

        Any holder of Common Shares or Preferred Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of DGCL.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must, in addition to the other requirements set forth in Section 262 of the DGCL, do all of the following:

  •
  within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is January 13, 2020) , deliver to Care.com at the address indicated below a written demand for appraisal of Common Shares and/or Preferred Shares held, which demand must reasonably inform Care.com of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such stockholder's Common Shares or Preferred Shares in the Offer; and

  •
  continuously hold of record the Common Shares and/or Preferred Shares, as applicable, from the date on which the written demand for appraisal is made through the Effective Time.

  Written Demand by the Record Holder

        As detailed in the first bullet above, a holder of Shares wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to Care.com, Inc., Attention: Melanie Goins, General Counsel, Care.com, Inc., 77 Fourth Avenue, Fifth Floor, Waltham, MA 02451. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stockholder's certificates (whether in book entry or on physical certificates) evidencing such stockholder's Common Shares and/or Preferred Shares, as applicable. If the Common Shares and/or Preferred Shares, as applicable, are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Common Shares and/or Preferred Shares, as applicable, are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Common Shares and/or Preferred Shares, as applicable.

        A beneficial owner of Common Shares and/or Preferred Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. If Common Shares and/or Preferred Shares are held through a brokerage firm, bank or other nominee who in turn holds such shares through a central securities depository nominee, a demand for appraisal of such shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Common Shares and/or Preferred Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares, which may be a central securities depository nominee if the shares have been so deposited.

        A record stockholder, such as a broker, bank or other nominee who holds Common Shares and/or Preferred Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Common Shares and/or Preferred Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Common Shares and/or Preferred Shares, as applicable covered by such demand. Unless a demand for appraisal specifies a number of Common Shares and/or Preferred Shares, as applicable, such demand will be presumed to cover all Common Shares and Preferred Shares held in the name of such record owner.

  Filing a Petition for Appraisal.

        Within 120 days after the Effective Time, but not thereafter, the surviving corporation, or any holder of Common Shares and/or Preferred Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a "Petition") in the Delaware Court, with a copy served on Care.com in the case of a petition filed by a holder of Common Shares and/or Preferred Shares, demanding a determination of the fair value of the Common Shares and/or Preferred Shares, as applicable, held by all holders who did not tender in the Offer and demanded appraisal. A person who is the beneficial owner of shares of Care.com's capital stock held in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a Petition. If no Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Common Shares and/or Preferred Shares who had previously demanded appraisal of their Common Shares and/or Preferred Shares, as applicable. Care.com is under no obligation to and has no present intention to file a Petition and holders should not assume that Care.com will file a Petition or that it will initiate any negotiations with respect to the fair value of the Common Shares or Preferred Shares. Accordingly, it is the obligation of the holders of Common Shares and/Preferred Shares to initiate all necessary action to perfect their appraisal rights in respect of the Common Shares and/or Preferred Shares, as applicable, within the period and in the manner prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Common Shares and/or Preferred Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Common Shares and Preferred Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Common Shares and Preferred Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Common Shares and/or Preferred Shares, a person who is the beneficial owner of Common Shares and/or Preferred Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a Petition or request from the surviving corporation the statement described in this paragraph.

        Upon the filing of a Petition by any such holder of Common Shares and/or Preferred Shares (a "Dissenting Stockholder"), service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Common Shares and/or Preferred Shares, as applicable, and with whom agreements as to the value of their Common Shares and/or Preferred Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the surviving corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the surviving corporation.

        If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Common Shares and/or Preferred Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates and/or Preferred Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Common Share certificates and/or Preferred Share certificates pending resolution of the appraisal proceedings. Upon application by the surviving corporation or by any Dissenting Stockholder entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Dissenting Stockholder whose name appears on the list filed by Care.com and who has submitted such stockholder's stock certificates to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL.

        The Common Shares and Preferred Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each Dissenting Stockholder an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Common Shares or Preferred Shares, as applicable, as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. The Delaware Court must dismiss the proceedings as to all holders of Common Shares who are otherwise entitled to appraisal rights unless (i) the total number of Common Shares entitled to appraisal exceeds 1% of the outstanding Common Shares or (ii) the value of the consideration provided in the Merger for such total number of Common Shares exceeds $1 million.

        In determining such "fair value," the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        The Delaware Court may also (i) assess costs of the proceeding (which do not include attorneys' fees and fees and expenses of experts) among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

        Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. A Dissenting Stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the surviving corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the surviving corporation. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any Dissenting Stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Common Shares and/or Preferred Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Common Shares and/or Preferred Shares payable to stockholders of record thereafter, other than with respect to dividends or distributions payable to stockholders of record at a date which is prior to the effective date of the Merger.

        Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Common Shares and/or Preferred Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Common Shares and/or Preferred Shares payable to stockholders of record thereafter.

        Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Common Shares and/or Preferred Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the "fair value" of the Common Shares and/or Preferred Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

        The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

        If any stockholder who demands appraisal of Common Shares and/or Preferred Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Common Shares and/or Preferred Shares, as applicable, will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

        STOCKHOLDERS WHO SELL COMMON SHARES AND/OR PREFERRED SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

        To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

  HSR Act

        Under the HSR Act and the rules promulgated thereunder, certain transactions may not be consummated until notifications have been given and information furnished to the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the U.S. Federal Trade Commission ("FTC") and all statutory waiting period requirements have been satisfied. These requirements apply to Merger Sub's acquisition of the Common Shares and Preferred Shares in the Offer and the Merger.

        Under the HSR Act, the Merger may not be completed until the expiration of a 15 calendar day waiting period which begins when both IAC and Care.com file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated. The parties filed their Premerger Notification and Report Forms under the HSR Act on January 8, 2020 and the 15 calendar day waiting period will expire at 11:59 p.m., New York City time, on January 23, 2020 unless the waiting period is earlier terminated or extended through the issuance of a request for additional information and documentary material (a "Second Request") by the FTC or the Antitrust Division. If a Second Request is issued, the waiting period with respect to the Merger would be extended until the 30th calendar day following the date of the parties' substantial compliance with the Second Request. The FTC or the Antitrust Division may terminate the applicable waiting period at any time before its expiration.

  Germany

        Under the German Competition Act, the purchase of Shares in the Offer may not be completed until approval has been obtained from the German Federal Cartel Office (the "FCO").

        Under the German Competition Act, the FCO has one month from receipt of a complete notification to adopt a Phase I decision. The parties filed their complete notification on January 10, 2020. The transaction is deemed approved if no decision is issued within the Phase I review period. If the FCO opens a Phase II investigation, the review period is extended with an additional 3 months, subject to possible suspension of the review period.

  Austria

        Under the Austrian Competition Act, the purchase of Shares in the Offer may not be completed until approval has been obtained by the Austrian Federal Competition Authority ("BWB").

        Under the Austrian Competition Act, an initial four week Phase I review period starts once the BWB receives a complete notification. The parties filed their complete notification on January 10, 2020. Within the Phase I period, the BWB or the Federal Cartel Prosecutor may file a request to the Federal Cartel Court for the opening of a Phase II investigation. If the 4-week period elapses without a Phase II request being filed, the merger is cleared in Phase I and closing is no longer barred. If a Phase II request is filed, the Federal Cartel Court must issue its decision within 5 months from the date of receipt of the review request.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of Care.com, please see Care.com's Annual Report on Form 10-K for the fiscal year ended December 29, 2018 and Care.com's

Quarterly Report for the quarter ended September 30, 2019, and any other report for a subsequent quarter or annual period filed after the date hereof with the SEC.

Cautionary Note Regarding Forward-Looking Statements

        This Schedule 14D-9 and the exhibits hereto may contain "forward-looking statements" regarding the proposed transaction with Care.com, IAC and Merger Sub that involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends," "strategy," "future," "opportunity," "may," "will," "should," "could," "seeks," "predicts," "potential," or similar expressions. These forward-looking statements are based on management's current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Forward-looking statements in this Schedule 14D-9 and the exhibits hereto include, among other things, statements about the potential benefits of the proposed Merger; IAC's and Care.com's plans, objectives, expectations and intentions; the financial condition, results of operations and business of IAC and Care.com; industry, business strategy, goals and expectations concerning IAC's and Care.com's market position, future operations, future performance and profitability; and the anticipated timing of closing of the Merger. Various factors could adversely affect Care.com's operations, business or financial results in the future and cause Care.com's actual results to differ materially from those contained in the forward-looking statements as well as, among other things, risks related to the satisfaction of the conditions to closing of the Merger (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Care.com's stockholders will tender their shares in the Offer and the possibility that the Merger does not close; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require IAC or Care.com to pay a termination fee or other expenses; risks related to the potential impact of the announcement or consummation of the proposed Merger on IAC's or Care.com's important relationships, including with employees, suppliers and customers; disruption from the Merger making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed Merger on the market price of IAC's or Care.com's common stock and on IAC's or Care.com's operating results; significant transaction costs; the risk of litigation and/or regulatory actions related to the proposed Merger; and the possibility that competing offers will be made. Other factors that may cause actual results to differ materially include those that will be set forth in the Schedule TO, Schedule 14D-9 and other tender offer documents filed by IAC, Merger Sub and Care.com. Many of these factors are beyond IAC's and Care.com's control. A further description of risks and uncertainties relating to IAC and Care.com can be found in their Annual Reports on Form 10-K for the fiscal year ended December 31, 2018 and December 29, 2018, respectively, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov. Unless otherwise required by applicable law, IAC and Care.com disclaim any intention or obligation to update forward-looking statements contained in this Schedule 14D-9 and the exhibits hereto as the result of new information or future events or developments. Forward-looking statements in this Schedule 14D-9 and the exhibits hereto are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Item 9.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 13, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of IAC/InterActiveCorp. and Buzz Merger Sub Inc., filed with the SEC on January 13, 2020 (the "Schedule TO")).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times dated January 13, 2020 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(2)
Joint Press Release issued by Care.com, Inc. and IAC/InterActiveCorp, dated December 20, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Care.com on December 23, 2019).
(a)(3)	Employee Communication from Care.com's Chief Executive Officer, sent on December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by Care.com on December 23, 2019).
(a)(4)	Care.com Employee FAQs, first made available on December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by Care.com on December 23, 2019).
(a)(5)	Form of Letter from Care.com to its Care@Work Clients, sent on December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by Care.com on December 23, 2019).
(a)(6)	Form of Letter from Care.com to its HomePay Clients, sent on December 20, 2019 (incorporated by reference to the Schedule 14D-9C filed by Care.com on December 23, 2019).
(a)(7)	Opinion of Morgan Stanley & Co. LLC, dated December 20, 2019 (included as Annex I to this Schedule 14D-9).
(a)(8)	Joint Press Release issued by Care.com, Inc. and IAC/InterActiveCorp, dated January 13, 2020 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).
(e)(1)	Agreement and Plan of Merger, dated as of December 20, 2019, by and among IAC/InterActiveCorp, Buzz Merger Sub Inc. and Care.com, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO).
(e)(2)
Confidentiality Agreement, by and between Care.com, Inc. and IAC/InterActiveCorp, dated October 14, 2019 and as amended on November 24, 2019 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(3)
Form of Support Agreement, dated as of December 20, 2019, entered into with the parties named on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Care.com's Current Report on Form 8-K filed with the SEC on December 23, 2019).

(e)(4)	Executive Severance Agreement dated July 19, 2017 between Care.com and Sheila Lirio Marcelo (incorporated by reference to Exhibit 10.19 to Care.com's Current Report on Form 10-K filed with the SEC on March 7, 2019).
(e)(5)
Transition Agreement, dated as of August 6, 2019, between Care.com and Sheila Lirio Marcelo (incorporated by reference to Exhibit 10.1 to Care.com's Current Report on Form 10-Q filed with the SEC on November 6, 2019).
(e)(6)
Executive Severance Agreement dated March 30, 2018 between Care.com and David Krupinski (incorporated by reference to Exhibit 10.1 to Care.com's Current Report on Form 10-Q filed with the SEC on May 9, 2019).
(e)(7)	Executive Severance Agreement dated May 1, 2019 between Care.com and Melanie Goins.
(e)(8)	Care.com's 2014 Incentive Award Plan (incorporated by reference to Exhibit 10.5 to Care.com's Amendment No. 1 to its Registration Statement on Form S-1 filed with the SEC on January 3, 2014).
(e)(9)
Form of Stock Option Grant Notice and Restricted Stock Unit Agreement under Care.com's 2014 Incentive Award Plan (incorporated by reference to Exhibit 10.6 to Care.com's Amendment No. 1 to its Registration Statement on Form S-1 filed with the SEC on January 3, 2014).
(e)(10)
Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under Care.com's 2014 Incentive Award Plan (incorporated by reference to Exhibit 10.7 to Care.com's Amendment No. 1 to its Registration Statement on Form S-1 filed with the SEC on January 3, 2014).
(e)(11)	Form of Executive Severance Agreement between Care.com and Michael Goss.
(e)(12)	Form of Retention Bonus Agreement.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CARE.COM, INC.
	By:	/s/ MELANIE GOINS
		Name:	Melanie Goins
		Title:	General Counsel and Corporate Secretary
Dated: January 13, 2020

ANNEX I
OPINION, DATED DECEMBER 20, 2019 OF MORGAN STANLEY & CO. LLC TO THE BOARD OF
DIRECTORS OF CARE.COM, INC.

December 20, 2019

Board of Directors
Care.com, Inc.
77 Fourth Avenue, Fifth Floor
Waltham, MA 02451

Members of the Board:

        We understand that Care.com, Inc. (the "Company"), IAC/InterActiveCorp (the "Buyer") and Buzz Merger Sub Inc., a wholly owned subsidiary of the Buyer ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, dated December 20, 2019 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") for $15.00 per share in cash (the "Consideration") and all outstanding shares of Convertible Prefered Stock, Series A of the Company (the "Company Preferred Stock") for a price per share in cash equal to 150% of the Liquidation Preference (as defined in the Certificate of Designations of the Company Preferred Stock) per share of Company Preferred Stock plus accrued and unpaid dividends payable in respect of a share of Company Preferred Stock (the "Preferred Consideration"), and (ii) the subsequent the merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, each outstanding share of the Company Common Stock, other than shares held held by the Company as treasury stock or held directly by Buyer or Acquisition Sub (or any direct or indirect wholly-owned subsidiaries of the Company, Buyer or Acquisition Sub) or as to which dissenters' rights have been perfected, will be converted into the right to receive the Consideration and each outstanding share of Company Preferred Stock will be converted into the right to receive the Preferred Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

        For purposes of the opinion set forth herein, we have:

  1)
  Reviewed certain publicly available financial statements and other business and financial information of the Company;

  2)
  Reviewed certain internal financial statements and other financial and operating data concerning the Company;

  3)
  Reviewed certain financial projections prepared by the management of the Company;

  4)
  Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  5)
  Reviewed the reported prices and trading activity for the Company Common Stock;

  6)
  Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company, and their securities;

  7)
  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  8)
  Participated in certain discussions and negotiations among representatives of the Company and the Buyer and certain parties and their financial and legal advisors;

  9)
  Reviewed the Merger Agreement and certain related documents; and

  10)
  Performed such other analyses, reviewed such other information, and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. As you know, we are not legal experts, and for purposes of our analysis we have not made any assessment of the status of any outstanding litigation involving the Company and have excluded the effects of any such litigation in our analysis. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of shares of the Company Common Stock in the transaction. Morgan Stanley also expresses no opinion as to the relative fairness of any portion of the Consideration to holders of any series of preferred stock of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have not provided financial advisory nor financing services for the Buyer or the Company and have not received any fees in connection with such services. Morgan Stanley may seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders' meeting to be held in connection with the Merger.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,
MORGAN STANLEY & CO. LLC
By:	/s/ PEDRO COSTA Pedro Costa Managing Director

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of the merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                I  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

               II  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

             III  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

             IV  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior

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  to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h)

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  of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)(d), of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

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        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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